EXHIBIT 13.1

                    COMMON STOCK MARKET PRICES AND DIVIDENDS

The common stock of Omega Financial Corporation is traded on the Nasdaq Stock Market under the symbol OMEF. As of December 31, 1994, the number of shareholders of the Corporation's common stock was 2,843.

The following table sets forth, for the periods indicated (1) the high and low sale prices and (2) cash dividends:

                                    1994                     1993
                         -----------------------   ----------------------
                                           Cash                      Cash
                                         Dividends                 Dividends
Quarter Ended             High      Low    Paid     High     Low     Paid
                         ------   ------   -----   ------   ------   -----
March 31............     $26.75   $24.50   $0.16   $23.00   $18.50   $0.14
June 30.............      26.50    24.00    0.16    27.00    21.50    0.15
September 30........      26.25    24.50    0.17    28.75    24.00    0.15
December 31.........      26.25    24.50    0.17    27.25    24.50    0.16

While the Corporation expects to continue its policy of regular quarterly dividend payments, no assurance of future dividend payments can be given. Future dividend payments will depend upon maintenance of a continued strong financial condition, future earnings and capital and regulatory requirements. See "Shareholders Equity and Capital Requirements" and Note 18 of the Notes to Consolidated Financial Statements. Dividends on the common stock are also subject to the prior payment of dividends on the Corporation's Series A ESOP Preferred Stock. See Note 15 of the Notes to Consolidated Financial Statements.

                            SELECTED FINANCIAL DATA

The following selected financial data of Omega Financial Corporation and subsidiaries for the five years ended December 31, 1994 should be read in conjunction with the consolidated financial statements of Omega and the notes thereto, which are set forth elsewhere in the annual report.

Five-Year Financial Summary

                                                         1994          1993          1992          1991          1990
                                                        ------        ------        ------        ------        ------
                                                                (In thousands of dollars, except share data)
BALANCE SHEET INFORMATION
at December 31
    Assets.......................................    $  939,953    $  934,119    $  915,749    $  892,138    $  864,036
    Deposits.....................................       801,736       809,778       805,065       787,514       764,542
    Loans, net...................................       647,933       635,961       622,803       602,815       574,392
    Investment securities........................       227,822       236,750       190,081       189,804       195,921
    Long term debt (including ESOP debt..........         5,568         5,699         6,200         6,961         7,505
    Shareholders' equity.........................       113,109       102,312        92,018        82,897        78,836
    Number of shares outstanding - common*.......     5,985,735     5,931,165     5,857,949     5,830,820     5,901,480
    Number of shares outstanding - preferred.....       219,781       219,781       219,781       219,781       219,781

INCOME STATEMENT INFORMATION
Years Ended December 31
   Total interest income.........................    $   65,090    $   66,741    $   72,286    $   79,183    $   79,441
   Net interest income...........................        41,443        40,614        40,268        36,246        33,891
   Provision for loan losses.....................           623         1,133         4,634         4,718         2,207
   Income before income taxes....................        17,662        16,172        15,452        10,381        12,910
   Income tax expense............................         4,877         4,240         3,545         2,077         2,797
   Net income** .................................        12,785        12,679        11,907         8,304        10,113

PER COMMON SHARE DATA*
    Net income - primary*** .....................    $     2.08    $     2.07    $     1.98    $     1.36    $     1.69
    Net income - fully diluted*** ...............          2.02          2.01          1.92          1.33          N/A
    Cash dividends - common* ....................          0.66          0.60          0.53          0.53          0.49
    Book value...................................         18.90         17.25         15.71         14.22         13.36

                                FINANCIAL RATIOS

                                                         1994          1993          1992          1991          1990
                                                        ------        ------        ------        ------        ------
Return on average equity**** ....................       11.75%        12.91%        13.55%        10.07%        13.33%
Return on average assets**** ....................        1.36          1.38          1.32          0.94          1.21
Dividend payout - common.........................       30.80         28.00         25.44         36.22         28.05
Average equity to average assets.................       11.61         10.71          9.77          9.33          9.05

   *Years prior to 1992 have been restated to give effect to a 5% stock dividend in November of 1992.
  **Net income for 1993 includes a $747 favorable impact from the cumulative effect of adoption of SFAS 109, Accounting for income taxes.
 ***1993 primary and fully diluted net income per share includes a $.12 per share favorable impact from the adoption of SFAS 109.
****Ratios for return on average equity and return on average assets in 1993 are 12.15% and 1.30%, respectively, before the cumulative effect of accounting changes as a result of SFAS 109.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

This discussion concerns Omega Financial Corporation and the consolidated results of its seven subsidiaries ("Omega" or the "Corporation"), Peoples National Bank of Central Pennsylvania ("Peoples"), The Russell National Bank ("Russell"), Hollidaysburg Trust Company ("Hollidaysburg"), Penn Central National Bank ("Penn Central"), First National Bank of Saxton ("Saxton"), Central Pennsylvania Investment Company ("CPI") and Central Pennsylvania Life Insurance Company ("CPLI"). The purpose is to focus on information concerning Omega's financial condition and results of operations which is not readily apparent from the consolidated financial statements. In order to obtain a clear understanding of this discussion, the reader should reference the consolidated financial statements, the notes thereto and other financial information presented in this annual report.

                                MERGER ACTIVITY

On August 31, 1993, Omega entered into an Agreement and Plan of Merger with Penn Central Bancorp, Inc. ("Penn Central Bancorp"). On January 12, 1994 the shareholders of both institutions approved the Agreement and Plan of Merger and on January 28, 1994 Penn Central was merged with and into Omega. The Penn Central Bancorp shareholders received 1.63 shares of Omega's $5.00 par value common stock for each of their 1,615,740 shares.

Penn Central Bancorp was a bank holding company that owned Hollidaysburg Trust Co., with headquarters in Hollidaysburg, PA; Penn Central National Bank, with headquarters in Huntingdon, PA; First National Bank of Saxton, with headquarters in Saxton, PA, as well as investment and credit life subsidiaries. These banks continued to operate under their charters except that the investment and credit life subsidiaries were merged into Omega's investment and credit life subsidiaries, respectively, in 1994.

This transaction was accounted for as a pooling of interests for financial reporting purposes, and as a result, all prior period financial information in the following discussion has been restated to reflect the combination.

On September 24, 1993, the Corporation acquired two branches. The accompanying financial statements reflect the results of these branches from the acquisition date. The deposits acquired of $7,600,000 affected the average deposits by $1,906,000 for 1993.

On January 11, 1995, Omega entered into an Agreement and Plan of Reorganization with Montour Bank ("Montour"), a bank incorporated under the Pennsylvania Banking Code of 1965. This merger is subject to approval of the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation and the Department of Banking of the Commonwealth of Pennsylvania, as well as the stockholders of Montour.

The transaction is expected to be accounted for under the purchase method. For each share of Montour, stockholders will receive, at their election and subject to certain adjustments, one-half share of Omega common stock or $12.00 in cash, or a combination of stock and cash, with not more than 49% nor less than 40% of the total outstanding shares being converted to cash. Warrant holders will receive $2.00 per warrant. Based on the last sale price of Omega's common stock in 1994, the approximate value of the consideration to be issued to Montour shareholders upon the consummation of the merger is $5.5 million in the aggregate. Montour's assets at December 31, 1994 were approximately $41 million.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

                              FINANCIAL CONDITION

Omega functions as a financial intermediary and therefore its financial condition should be viewed in terms of trends in its uses and sources of funds. Table 1 depicts average daily balances, the dollar change and percentage change for the past two years. This table is referenced for the discussion in this section.

                                    Table 1
                      Changes in Uses and Sources of Funds
                                ($ in thousands)


                                                  1994      Increase(Decrease)         1993      Increase(Decrease)        1992
                                                 Average    -------------------       Average    ------------------       Average
                                                 Balance       Amount        %        Balance      Amount        %        Balance
                                                 -------      -------     ----        --------     -------    -----       -------
Funding Uses:
Loans .......................................   $ 632,421    $     646    0.1%       $ 631,775    $  10,455    1.7%       $ 621,320
Investment securities .......................     178,500       24,346   15.8%         154,154       16,345   11.9%         137,809
Tax-exempt investment securities ............      56,240        1,071    1.9%          55,169       (6,070)  (9.9%)         61,239
Interest bearing deposits and other .........       3,140       (3,010)  (48.9%)         6,150          951   18.3%           5,199
Federal funds sold ..........................      12,878       (4,726)  (26.8%)        17,604       (3,508)  (16.6%)        21,112
                                                ---------    ---------    ----       ---------    ---------    ----       ---------
    Total interest earning assets ...........     883,179       18,327    2.1%         864,852       18,173    2.1%         846,679
Non-interest earning assets .................      64,890        1,284    2.0%          63,606        1,513    2.4%          62,093
Less: Allowance for loan losses .............     (11,229)         409   (3.5%)        (11,638)      (2,014)  20.9%          (9,624)
                                                ---------    ---------    ----       ---------    ---------    ----       ---------
    Total uses ..............................   $ 936,840    $  20,020    2.2%       $ 916,820    $  17,672    2.0%       $ 899,148
                                                =========    =========    ====       =========    =========    ====       =========

Funding Sources:
Interest bearing demand deposits ............   $ 238,320    $   7,961    3.5%       $ 230,359    $  11,693    5.3%       $ 218,666
Savings deposits ............................     115,311        7,258    6.7%         108,053       22,259   25.9%          85,794
Time deposits ...............................     349,727      (13,254)  (3.7%)        362,981      (32,356)  (8.2%)        395,337
Other .......................................       4,258         (206)  (4.6%)          4,464           (6)  (0.1%)          4,470
                                                ---------    ---------    ----       ---------    ---------    ----       ---------
    Total interest bearing liabilities ......     707,616        1,759    0.2%         705,857        1,590    0.2%         704,267
Demand deposits .............................     108,606        8,988    9.0%          99,618        7,060    7.6%          92,558
Other liabilities ...........................      11,830       (1,300)  (9.9%)         13,130       (1,307)  (9.1%)         14,437
Shareholders' equity ........................     108,788       10,573   10.8%          98,215       10,329   11.8%          87,886
                                                ---------    ---------    ----       ---------    ---------    ----       ---------
    Total sources ...........................   $ 936,840    $  20,020    2.2%       $ 916,820    $  17,672    2.0%       $ 899,148
                                                =========    =========    ====       =========    =========    ====       =========


Omega's funding sources have increased steadily over the last two years at approximately 2%. While demand deposits are growing at an impressive 9.0% and 7.6%, respectively, in 1994 and 1993, interest bearing liabilities in total have remained fairly constant.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS


                                Average Balances
                                 (in millions)


                   1990      1991      1992      1993      1994
                   -----     -----     -----     -----     -----
Investments        231.7     232.5     225.4     233.1     250.8
Loans              559.4     600.0     621.3     631.8     632.4
Deposits           746.0     781.0     792.4     801.0     812.0
Assets             838.2     883.9     899.1     916.8     936.8

                                    Overview

Referencing the average balance chart over the past five years, it is clear that Omega has enjoyed steady growth in all major areas of the balance sheet, with loan growth out-pacing total asset growth each year from 1990 through 1993. In 1994, this trend reversed slightly with loan growth slowing to 0.1%, while total assets averaged 2.2% higher than in 1993.

Total deposits continued to grow in modest proportions each of the previous five years with excess funds not required for loans being employed in various investment instruments. For purposes of these charts, investments is defined to include all interest earning assets except loans (i.e. investment securities available for sale and held to maturity, federal funds sold and interest bearing deposits and other).

As average loans leveled off in 1994, average investments increased by $17.7 million, or 7.6%. The average asset mix change chart (below) depicts the percentage of loans and investments to total assets. 1992 was the strongest of the last five years in terms of average loan volumes, which translates to the strongest net interest yield, since higher yields can be realized on loans than investments (See Table 5 on page 22). Although 1994 experienced a reduction in percentage of loans to total assets, it remains a healthy 67.5%.

                            Average Asset Mix Change
                         1990      1991      1992      1993      1994
                         ----      ----      ----      ----      ----
Average Loans            66.7%     67.9%     69.1%     68.9%     67.5%
Average Investments      27.6%     26.3%     25.1%     25.4%     26.8%


More detailed discussion of Omega's earning assets and interest bearing liabilities will follow in sections titled Loans, Investments, Deposits and Asset Liability Management.

Loans

Average loans in 1994 were $632.4 million, compared to $631.8 million in 1993. The following information should be considered when analyzing the seemingly weak loan demand in the last two years (growing 0.1% and 1.7% on average in 1994 and 1993, respectively). First, in mid-1993, approximately $14 million of long-term fixed rate mortgages were sold in the secondary market in order to reduce interest rate risk associated with a rising rate environment. Since then, on an on-going basis, the majority of long-term fixed rate mortgage originations have been sold in the secondary market on an individual basis. Additionally, current economic trends have played a major role. Over the last several years, Omega's loan growth has been low when compared to prior years. This was a reflection of the trends in the national economy during that time. As has been reported during

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

1994, the national economy began to expand. Omega's market lagged this expansion until the fourth quarter of 1994. At that time Omega's banks began to experience a significant increase in consumer loan demand followed by a like increase in commercial loan demand starting in December. This increase in loan demand has carried into the beginning of 1995. As of December 31, 1994, total loans were $648.7 million as compared to $636.7 million in 1993, an increase of $12.0 million, or 1.9%.

Omega's lending strategy stresses quality growth, diversified by product and industry. A common credit policy is in place throughout the Corporation, and a special credit committee reviews all large loan requests prior to approval. Omega's commercial and consumer lenders make credit judgments based on a customer's existing debt obligations, ability to pay and general economic trends.

The loan portfolio as of December 31, 1994 was comprised of 61% consumer loans and 39% commercial loans (including construction), as compared to 57% and 43%, respectively, at December 31, 1993. During 1993, the loan growth was primarily in the real estate area (both residential and commercial), driven by low rates in the mortgage market. In 1994, consumer lending provided the growth, which was mainly centered on personal installment loans, with outstanding balances increasing by 12.4% from December 31, 1993 to December 31, 1994. This was a result of aggressive marketing targeted to the consumer sector.

Management anticipates continued growth in the consumer area in 1995, with emphasis being placed on revitalizing the residential mortgage portfolio. Also, management has indications that it will see continued growth in commercial lending, particularly in the early part of 1995. Omega focuses its lending activity locally and limits its lending outside of its local market.

The loan portfolio carries the potential risk of past due, non-performing or, ultimately, charged-off loans. Omega manages this risk through credit approval standards as discussed above.

Loan loss reserves have been established in order to absorb potential future loan losses. An annual provision is charged to current earnings to maintain the reserve at adequate levels. Charge-offs and recoveries are recorded as an adjustment to the reserve. The allowance for loan losses at December 31, 1994 is 1.70% of total loans, net of unearned discount, as compared to 1.75% of total loans at the end of 1993. The allowance decreased $111,000 from 1993 as net charge-offs of $734,000 exceeded the provision of $623,000. Net charge-offs for 1994 were 0.12% of average loans as compared to 0.21% in 1993. The majority of charge-offs related to personal loans in both years. The allowance for loan loss reserves had been built to a high point of 1.82% of loans in 1992 when non-performing loans were trending upward to 0.92% of loans. Since then, non-performing loans have been significantly reduced, as have net charge-offs. Therefore, management has cautiously and gradually been able to reduce the allowance through a lower provision for loan losses charged to earnings.


                   Allowance for Losses to Loans at Year End
     1990           1991           1992           1993           1994
    -----          -----          -----          -----          -----
    1.08%          1.34%          1.82%          1.75%          1.70%


Management believes that the allowance for loan losses is adequate, based upon its analysis of the loans, current economic conditions and certain risk characteristics of the loan portfolio. This determination is made through a structured review of both non-performing loans and certain performing loans designated as potential problems.



At December 31, 1994, non-performing loans (as defined in Table 2) as a percentage of the allowance for loan losses were 26.7% as compared to 25.1% at December 31, 1993. As a percentage of year-end loans, non-performing loans were 0.5% and 0.4% for 1994 and 1993, respectively. Of the $2,957,000 of non-performing loans at December 31, 1994, $2,339,000 was collateralized with real estate, $587,000 with other assets, and $31,000 was unsecured.

                                    Table 2
                                                         December 31,
                                              ----------------------------------
                                               1994   1993   1992   1991   1990
                                              ------ ------ ------ ------ ------
                                                        (In thousands)
Non-accrual loans..........................   $1,596 $1,849 $4,542 $2,766 $2,214
Accruing loans past due 90 days or more....    1,317    952  1,009  2,228  2,041
Restructured loans.........................       44      -    152    153    197
                                              ------ ------ ------ ------ ------
Total non-performing loans.................   $2,957 $2,801 $5,703 $5,147 $4,452
                                              ====== ====== ====== ====== ======

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

Note 6 to the Consolidated Financial Statements summarizes the allowance for loan losses for each of the last five years. Management's estimate of net charge-offs for 1995 follows (in thousands):

        Commercial, financial and agricultural.......   $ 74
        Real estate - commercial.....................      5
        Real estate - mortgage.......................     92
        Personal.....................................    273
                                                        ----
        Total........................................   $444
                                                        ====


Non-Performing Loans to Loans at Year End       Net Charge-Offs to Average Loans
    1990   1991   1992   1993   1994            1990   1991   1992   1993   1994
    -----  -----  -----  -----  -----          -----  -----  -----  -----  -----
    0.78%  0.85%  0.92%  0.45%  0.43%          0.33%  0.47%  0.22%  0.21%  0.12%


                                  Investments

Average investments (as defined above) increased by $17,681,000, or 7.6% during 1994 and $7,718,000, or 3.4% in 1993. The increase in 1994 is a result of increased funds available from deposits and shareholders' equity and reduced loan funding needs. The increase in 1993 was primarily the result of funds received from the sale of a segment of Omega's long-term fixed rate mortgage loan portfolio. Primarily, the purpose of the investment function of Omega is to assure liquidity and to try to manage the interest rate risk incurred by customer demands while at the same time maintaining the loan to deposit ratio within acceptable funds management guidelines. Therefore, these investments are generally of a shorter term, lower yield and are more liquid. It is anticipated that the trend seen over the past five years of investments accounting for 25% to 27% of average assets will continue into the near future.

The investment area is managed according to internally established guidelines and quality standards. As a result of the adoption of Statement of Financial Accounting Standard No. 115 on January 1, 1994, Omega is required to segregate its investment securities portfolio into two classifications: those held to maturity and those available for sale. The determination of which portfolio to hold each security is made at the time of purchase, based on management's intent. Omega classifies all equity investments as available for sale. Debt securities are classified as available for sale when the intent is for the security to be available to be used for strategic asset/liability management purposes such as to manage interest rate risk, prepayment risk or liquidity needs. Securities are classified as held to maturity when it is management's intent to hold these securities until maturity, for matching against longer term funding. Note 4 to the Consolidated Financial Statements analyzes the investment securities (including the tax-exempt investment securities). At December 31, 1994, the market value of the entire securities portfolio was under amortized cost by $5,228,000 as compared to December 31, 1993 when market value exceeded amortized cost by $4,516,000. Rates have risen, causing a general decline in market value of debt securities since 1993, primarily in debt securities which Omega intends to hold to maturity and experience no financial loss. In addition, Omega sold a portion of its equity portfolio (bank common stocks) during 1994, which had significant unrealized gains as of December 31, 1993. The weighted average maturity of the investment portfolio is 2 years and 6 months as of December 31, 1994 as compared to 2 years and 9 months at the end of 1993. The weighted average maturity has remained short in order to assure liquidity and to take advantage of the changing rate environment. Table 4 (located on page 18) shows the remaining maturity or earliest possible repricing for investment securities.

                          Non-Interest Earning Assets

Non-interest earning assets increased $1,284,000, or 2.0% on average in 1994 as compared to $1,513,000, or 2.4% in 1993. These modest increases were the result of normal operating activities.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

Deposits

Since 1991, Omega has seen limited growth in the deposit area. As reflected in Table 3, average total deposits rose by 1.4%, or $10,953,000 in 1994. This followed a year where average deposits increased by only 1.1%. The banking industry in total has experienced slow growth in deposits, due primarily to the flow of funds into mutual funds and other investment options that compete with bank deposits. Internally, customers have shifted their deposits from longer term time deposits to more liquid transaction type deposits such as interest-bearing demand and savings accounts (defined as core accounts). This trend over the past three years has helped reduce Omega's funding costs, as time deposits generally command higher rates than the core deposits. Management believes that this shift is a result of the relatively low rate environment that has been in place over most of the last 30 to 36 months, leading many of our customers to avoid long-term commitments, keeping funds in more liquid accounts until they perceive a more investment-friendly environment.

                           Average Deposit Mix Change
                              1990      1991      1992      1993      1994
                              ----      ----      ----      ----      ----
Average Core Deposits         46.4%     46.2%     50.1%     54.7%     56.9%
Average Time Deposits         53.6%     53.8%     49.9%     45.3%     43.1%

Management has been closely watching deposit trends for most of 1994, but because of the satisfactory level of the loan to deposit ratio (averaging 77.9% in 1994 and 78.9% in 1993) and adequate liquidity, has not felt the need to boost rates in the time deposit products. Increasing rates paid on time deposits would have had the likely effect of increasing deposits and thereby lowering the loan to deposit ratio and decreasing the net interest margin. However, since the rate environment is changing, and continued loan growth is anticipated, Omega anticipates being somewhat more aggressive in pricing time deposits beginning early in 1995, to attract depositors, thereby maintaining acceptable and profitable loan to deposit ratios.

                                    Table 3
                              Changes in Deposits
                                ($ in thousands)

                                               1994   Increase(Decrease)  1993    Increase(Decrease)  1992
                                             Average  ------------------ Average  ------------------ Average
                                             Balance    Amount     %     Balance    Amount    %      Balance
                                            --------   -------   ----   --------   -------   ----   --------
Interest bearing demand deposits.........   $238,320   $ 7,961   3.5%   $230,359   $11,693   5.3%   $218,666
Savings deposits.........................    115,311     7,258   6.7%    108,053    22,259  25.9%     85,794
Demand deposits..........................    108,606     8,988   9.0%     99,618     7,060   7.6%     92,558
                                            --------   -------   ----   --------   -------   ----   --------
    Total core(transaction) accounts.....    462,237    24,207   5.5%    438,030    41,012  10.3%    397,018
Time deposits............................    349,727   (13,254)  (3.7)%  362,981   (32,356) (8.2)%   395,337
                                            --------   -------   ----   --------   -------   ----   --------
    Total deposits.......................   $811,964   $10,953   1.4%   $801,011   $ 8,656   1.1%   $792,355
                                            ========   =======   ====   ========   =======   ====   ========

                       Other Interest Bearing Liabilities

Other interest bearing liabilities on average decreased $206,000, or less than 1% in 1994 as compared to a negligible decrease of $6,000 in 1993.

                              Shareholders' Equity

Shareholders' equity was once again an important funding source during 1994, providing an average funding source of $108,788,000, an increase of $10,573,000 or 10.8% from the $98,215,000 provided in 1993. In spite of increased dividends, Omega continued a strong rate of internal capital generation. This rate was 8.3% and 9.5% in 1994 and 1993, respectively. This internal capital generation is dependent on high earnings performance which is reflected by a return on average assets of 1.36% in 1994 and 1.38% (1.30% before accounting change) in 1993, in conjunction with a prudent dividend policy that is represented by payout ratios on the common stock of 30.8% for 1994 and 28.0% for 1993. Capital has also been increased as a result of employee stock option and purchase plans. The adoption of FAS No. 115 in January of 1994 has had the effect of increasing shareholders' equity for the amount of unrealized gains (net of tax) on securities available for sale.

                       Equity to Asset Ratio at Year End
     1990           1991           1992           1993            1994
     ----           -----          ------         ------         ------
     9.12%          9.29%          10.05%         10.95%         12.03%

Omega increased the return to shareholders this year by increasing its dividend 10.0% to $.66 per share. Cash dividends per share in prior years were $.60 and $.53 in 1993 and 1992, respectively. Omega paid a dividend of $1.80 per preferred share in each of the years 1994, 1993 and 1992. See Note 18 of Notes to Consolidated Financial Statements regarding restrictions on dividends from subsidiary banks to the holding company.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

Federal banking regulators have established capital adequacy requirements for banks based on risk factors. All banks and bank holding companies are required to have a minimum of 4% of risk adjusted assets in Tier I capital and 8% of risk adjusted assets in total capital (Tier I and Tier II capital). As of December 31, 1994 and 1993, Omega's Tier I capital ratio was 17.6% and 15.9%, respectively, and its total capital ratio was 18.8% and 17.2%, respectively. Additionally, banking organizations must maintain a minimum Tier I capital to total asset (leverage) ratio of 3%. This 3% leverage ratio is a minimum for the top-rated banking organizations without any supervisory, financial or operational weaknesses or deficiencies. Other banking organizations are required to maintain leverage capital ratios 100 to 200 basis points above the minimum depending on their financial condition. At December 31, 1994 and 1993, Omega's leverage ratio was 11.8% and 10.8%, respectively, against a required leverage ratio of 4%.
                                 Book Value per Share
      1990           1991           1992           1993           1994
     ------         ------         ------         ------         ------
     $13.36         $14.22         $15.71         $17.25         $18.90

Management believes Omega is well capitalized and does not expect to be required to raise capital in the marketplace or to curtail growth in order to comply with the established capital standards. Instead, Omega possesses the flexibility to meet opportunities for strategic expansion.

                           ASSET/LIABILITY MANAGEMENT

The process by which financial institutions manage their assets and liabilities is called asset/liability management. This has become very important in an industry undergoing an ever changing interest rate environment. The goals of Omega's asset/liability management are increasing net interest income without taking undue interest rate risk or material loss of net market value of its equity, and maintaining adequate liquidity. Net interest income is increased by widening the interest spread and increasing earning assets. Liquidity is measured by the ability to meet both depositors' and credit customers' requirements.

                   Net Interest Income and Interest Rate Risk

Omega has demonstrated the ability to grow net interest income as it has experienced an increase in each of the last five years. Omega believes that it has prudently managed interest rate sensitivity in achieving these levels of net interest income. Management utilizes two methodologies to aid in the management of interest rate risk, gap analysis and economic simulation.

                                  Gap Analysis

Gap is defined as the volume difference between interest rate sensitive assets and liabilities. By managing gap, fluctuations in net interest income can be minimized, thereby achieving consistent growth in net interest income during periods of changing interest rates. Table 4 (located on page 18) shows the period and cumulative static gaps for various time intervals as of December 31, 1994. The data in this table is based upon the earliest possible repricing dates or maturity, whichever comes first. Core deposit accounts, defined as demand deposits, certain savings accounts and checking accounts with interest, are considered to have repricing implications of various intervals between one month and five years. The gap analysis is used as an indicator of what may happen to net interest income if interest rates rise or fall. On a cumulative basis over the next twelve months, Omega is in a positive gap position of $29,094,000 at December 31, 1994, indicating more assets than liabilities will reprice during that period. Should rates rise, Omega's net interest income should be favorably impacted. Conversely, if rates should fall, Omega would experience a decline in its net interest income.

                              Economic Simulation

Management also simulates possible economic conditions and interest rate scenarios in order to quantify the impact on net interest income. The effect that changing interest rates has on Omega's net interest income is simulated by moving interest rates up and down at 100 basis point increments. This simulation is known as rate shocks. For example, at December 31, 1994, should interest rates rise by 100 basis points immediately and Omega's balances did not grow and the mix did not change, net interest income would increase over the next twelve months by $1,431,000, and conversely, decrease if interest rates declined.

Omega's management cannot predict the direction of interest rates nor will the mix remain unchanged, yet, management uses this information to help formulate strategies to minimize any unfavorable effect on net interest income as a result of interest rate changes. As an example, since 1990, Omega has executed a number of interest rate swap agreements (notional balance of $15,000,000 as of December 31, 1994, see Note 13 to the Consolidated Financial Statements) in order to hedge certain prime interest rate loans against declining rates. Omega is receiving a fixed rate for a weighted average maturity of 13 months at a weighted rate of 7.93% and is paying the U.S. prime rate. Therefore, if prime falls, Omega will see an increase to the margin as a result of these contracts. At the same time, the prime based loans that Omega owns will drop, offsetting the increase from the interest rate swaps. This will maintain the margin on $15,000,000 of prime-related loans that was in place at the time of entering into the swap agreements. If prime were to rise, the opposite would be true, maintaining the margin in place before the rate movement.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

To determine the need for these hedges, simulated rate shocks were run as previously described. For example, if the simulated rate shocks were run against Omega's balance sheet at December 31, 1994, with and without the $15,000,000 of interest rate swap agreements, the following results would occur over the next twelve months (in thousands):

       -------------------------------------------------------
       |                     |                               |
       |      Change in      | Change in Net Interest Income |
       |    Interest Rates   |      Interest Rate Swap       |
       |                     |-------------------------------|
       |    (Basis Points)   |    With     |     Without     |
       |---------------------|-------------|-----------------|
       |         400         |   $4,997    |     $5,494      |
       |         300         |    3,941    |      4,310      |
       |         200         |    2,806    |      3,047      |
       |         100         |    1,431    |      1,545      |
       |           0         |        0    |          0      |
       |        (100)        |   (1,436)   |     (1,571)     |
       |        (200)        |   (2,748)   |     (3,008)     |
       |        (300)        |   (3,853)   |     (4,238)     |
       |        (400)        |   (4,916)   |     (5,423)     |
       |                     |             |                 |
       -------------------------------------------------------

Omega is exposed to a loss of income if interest rates fall. Management felt that the Corporation was exposed to higher than acceptable rate risk and decided to enter into the hedging agreements in order to mitigate the risk. Of even greater importance is that the dispersion in the margin movement was reduced by $135,000 for a 100 basis point decline in rates and by $260,000 for a 200 basis point drop, thus reducing Omega's risk to interest rate movements.

The same effects could be obtained in the cash market by investing funds for a longer term. However, this would reduce liquidity and require more capital.

In addition to determining the impact on net interest income from various interest rate changes, the same analysis is applied to determine the change interest rate movements would have on Omega's market value of equity (MVE). The MVE provides an indicator of economic value and is computed by discounting all contractual future cash flows at current market rates. The effect that changing interest rates has on Omega's MVE is simulated by moving interest rates up and down at 100 basis point increments. This provides management with information necessary to analyze long-term interest rate risk. Management can limit long-term interest rate risk, but it is generally at the expense of short-term earnings which can cause more volatility in the short term.

At December 31, 1994, Omega's net interest income and MVE were within the guidelines established by management. However, during 1993, management was faced with Omega's MVE becoming too volatile to rate movements. In order to reduce this volatility, management decided to sell approximately $14,000,000 of fixed rate mortgages and reinvest the funds into shorter term securities at much lower rates. This had the effect of reducing the volatility in the MVE to rising rates, but at the same time reduced net interest income.

Regulators are expected to issue regulations that will require banks to measure their MVE. Standards will be established that require the banks to allocate part of their risk based capital at certain levels of volatility in its MVE. Based on current information, this regulation should not have a material effect on Omega's risk based capital.

The gap analysis and rate shock simulation described above are performed in a static environment. In reality Omega's balance sheet is dynamic and in constant change as are interest rates. Management applies the same techniques to projected future volumes and various interest rate scenarios prior to making any hedging decision or decisions that involve the acquiring or investing of funds.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

                                   Liquidity

There is no standardized formula for measuring liquidity. Past methods do not apply because of the complexity of today's balance sheet. Omega's management has adopted a liquidity measurement that answers the following three questions:

                         Average Loan to Deposit Ratio


     1990           1991           1992           1993           1994
     -----          -----          -----          -----          -----
     75.0%          76.8%          78.4%          78.9%          77.9%


1. How much cash is on hand and can be raised over the next thirty days without any principal loss on the assets?

2. If adverse publicity was released about the industry or Corporation, what is the ability of Omega to meet depositor needs? This would be the run on the bank or worst case scenario.

3. What are the funding requirements through the next ninety days?

First, total liquid assets are determined. This includes cash on hand, federal funds sold, market value of U.S. Treasury and agency securities not pledged, loans that could be sold within thirty days, cash from maturities within thirty days and any other readily marketable asset.

Second, total short-term liabilities are determined. This includes federal funds purchased, repurchase agreements, certificates of deposit over $100,000 scheduled to mature within thirty days, and an estimated amount of the retail deposits.

The short-term liabilities are deducted from the liquid assets to determine a surplus or deficit and a percentage of total assets is determined. At December 31, 1994, total liquid assets were $143,442,000 while the short-term liabilities were $43,992,000. This left a surplus of liquid assets of $99,450,000, or 10.6% of total assets. Management believes that a surplus of not less than 5% to 7% is adequate.

Another measure of liquidity is the average loan to deposit ratio. This ratio was 77.9% and 78.9% at December 31, 1994 and 1993, respectively. Management's target range for this ratio is 70% to 85%.

If required due to unforeseen circumstances, Omega has the ability to increase its liquidity through the sale of assets, primarily financial instruments. As disclosed in Note 2 to the Consolidated Financial Statements, most of Omega's financial assets have an aggregate book value in excess of their associated fair value, therefore, while some of these instruments could be sold if needed for liquidity purposes, their sale would negatively affect current earnings and capital. The exception to this would be the segment of the investment portfolio classified as available for sale.

Since these securities are being carried at fair value, their sale would increase current earnings but not affect capital.

As to off-balance sheet liquidity, Omega has federal funds lines totaling $23,000,000 at December 31, 1994. At December 31, 1994, Omega had $5,400,000
outstanding against these federal funds lines. Omega's banks are members of the Federal Home Loan Bank of Pittsburgh which provides overnight and term funding to the banks in the amounts of $73,000,000 and $39,000,000, respectively, as of December 31, 1994. At December 31, 1994, Omega had $1,050,000 outstanding against the term line and $4,000,000 in overnight advances (See Note 8 to the Consolidated Financial Statements).

            ECONOMIC, REGULATORY AND FINANCIAL REPORTING ENVIRONMENT

Omega's market is generally in central Pennsylvania and primarily in the counties of Centre, Mifflin, Blair, Huntingdon, Bedford and Juniata. The economy in this market experienced growth during 1994 as did all of Pennsylvania, as evidenced by Omega's banks' increase in demand for consumer and commercial loans in the ladder part of 1994. Along with the national economy growing in excess of 4% for 1994, it is expected that 1995 will experience increased economic activity.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

Section 305 of the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") will require that banks measure their interest rate risk and that if this risk exceeds levels established by the regulators, that it be included in the measurement of risk based capital. Final guidelines have not been issued by the regulators, but based on our current understanding, this new requirement will not have a material impact on Omega's risk based capital.

                                   Net Income
                                 (in thousands)


                 1990      1991       1992       1993       1994
               -------    ------    -------   --------    -------
               $10,113    $8,304    $11,907   *$11,932    $12,785


* (1993 net income shown before favorable effect of accounting change of $747)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

                                    Table 4
                             MATURITY DISTRIBUTION
                            AS OF DECEMBER 31, 1994
                                 (In thousands)
                Remaining Maturity / Earliest Possible Repricing

- -----------------------------------------------------------------------------------------------------------------------------------

                                                                          Over Three    Over Six     Over One
                                                                  Three    Months But   Months But    Year But      Over
                                                                  Months   Within Six   Within One   Within Five    Five
                                                                  or Less    Months        Year        Years        Years     Total
                                                                ---------   --------     ----------  -----------  -------   -------
Assets
     Interest bearing deposits ..............................   $  3,882   $    200     $   100      $     -      $      -   $ 4,182
     Federal funds sold .....................................        350          -           -            -             -       350
     Investment securities:
          U.S. Treasury securities and obligations of other
               U.S. Government agencies and corporations ....     15,850      7,601       19,654       49,167        6,776    99,048
          Corporate and other securities ....................      3,448        844        5,831       33,865       11,070    55,058
          Obligations of state and political subdivisions ...      7,491      5,263        7,905       13,330          150    34,139
          Mortgage backed securities ........................      3,886      2,852        5,819       15,188        1,757    29,502
          Stocks ............................................          -          -            -            -        8,197     8,197

     Loans:
          Commercial, financial, and agricultural ...........     91,461      3,826        3,156       16,717       23,096   138,256
          Interest rate swap agreements (notional amount) ...    (13,750)     1,250        2,500       10,000            -         -
          Real estate - commercial ..........................     58,456      3,901        2,331       12,501       26,703   103,892
          Real estate - construction ........................      9,557        630          202          884          979    12,252
          Real estate - mortgage ............................     45,652     18,622       35,203       56,159       69,543   225,179
          Personal (net of unearned discount) ...............     36,932     10,401       20,284       84,950       12,254   164,821
          Lease financing (net of unearned interest) ........        245        237          398        2,653            -     3,533
     All non-interest earning assets ........................          -          -            -            -       61,544    61,544
                                                                --------    -------      -------     --------     -------   --------
Total Assets ................................................    263,460     55,627      103,383      295,414      222,069   939,953
                                                                --------    -------      -------     --------     -------   --------
Liabilities and Shareholders' Equity
     Demand deposits ........................................     22,492          -            -      127,458      118,439   268,389
     Savings deposits .......................................    120,780          -       22,381       43,513            -   186,674
     Certificates of deposit over $100,000 ..................      9,297      5,985        5,478       13,036          736    34,532
     Time deposits ..........................................     89,472     58,280       45,825      113,884        4,680   312,141
     Short-term borrowings ..................................     11,868          -            -            -            -    11,868
     Long-term debt .........................................        350          -          700            -            -     1,050
     Other interest bearing liabilities .....................        468          -            -            -        4,518     4,986
     Other liabilities ......................................          -          -            -            -        7,204     7,204
     Shareholders' equity ...................................          -          -            -            -      113,109   113,109
                                                                --------    -------      -------     --------     --------  --------
Total Liabilities and Shareholders' Equity ..................    254,727     64,265       74,384      297,891      248,686   939,953
                                                                --------    -------      -------     --------     --------  --------
Gap .........................................................   $  8,733  $  (8,638)    $ 28,999     $ (2,477)    $(26,617) $      -
                                                                ========    =======     ========     ========     ========  ========
Cumulative Gap ..............................................   $  8,733  $      95     $ 29,094     $ 26,617     $      -  $      -
                                                                ========    =======     ========     ========     ========  ========
Cumulative sensitivity ratio ................................      1.03        1.00         1.07         1.04     1.00
Cumulative gap as a percentage of total assets ..............      0.93%       0.01%        3.10%        2.83%
Commercial, financial and agricultural
     loans maturing after one year with:
     Fixed interest rates ...................................                                        $ 16,717     $ 63,396  $ 80,113
     Variable interest rates ................................                                          12,407       13,916    26,323
                                                                                                     --------     --------  --------
     Total ..................................................                                        $ 29,124     $ 77,312  $106,436
                                                                                                     ========     ========  ========

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

OVERVIEW

1994
- ----
Omega reported record earnings of $12,785,000 in 1994, an increase of 0.8% over 1993 which included a $747,000 cumulative effect of change in accounting principle. On a truly comparative basis, (ignoring the one time cumulative change) net income improved by $853,000, or 7.1%. For the remainder of this management discussion and analysis, all references made to net income in 1993 will represent income before the change in accounting principle.

Net income per share on a fully diluted basis in 1994 is $2.02 as compared to $1.89 in 1993, an increase of 6.9%. All historical financial data have been restated to reflect the merger of Penn Central Bancorp, Inc. into Omega, as discussed above.

                            Return on Average Assets


     1990         1991           1992            1993             1994
     ----         ----           ----            ----             ----
     1.21%        0.94%          1.32%          1.30%            1.36%



The 1994 earnings improvement resulted from:
* reduction of loan loss provision
* securities gains
* overhead expense cost containment through efficiencies of consolidation

Factors that had a negative effect on Omega's earnings were:
* slow loan growth
* increase in corporate income tax rate

Assets were $939,953,000 at December 31, 1994, representing a $5,834,000, or 0.6%, increase over year end 1993. Loans (net of unearned discount) were $647,933,000 compared to $635,961,000 at December 31, 1993, an increase of 1.9%, or $11,972,000. Deposits decreased by $8,042,000, or 1.0%, at December 31,1994 when compared to December 31, 1993.

Return on average equity decreased from 12.2% to 11.8% in 1994, while return on average assets increased to 1.36% from 1.30% in 1993. Omega's performance can be compared to its national peers with consolidated assets of $500 million to $1 billion (using the most current data for September 30, 1994).

                                                  Omega             Peers
                                                 ------             ------
        Return on average assets .........        1.39%             1.15%
        Return on average equity .........       12.16%            13.36%

1993
- ----
Earnings reached $11,932,000 in 1993, before the cumulative effect of change in accounting principle which added $747,000 to net income. This translates to a 0.2% increase before the change in accounting principle and a 6.5% increase after.

                            Return on Average Equity



    1990         1991        1992            1993             1994
   ------       ------      ------          ------           ------
   13.33%       10.07%      13.55%          12.15%           11.75%


The performance in 1993 was primarily a result of:
* improved loan quality resulting in loan loss provision reduction
* gains from sales of mortgages

Factors that had a negative effect on Omega's performance were:
* reduced non-interest income
* reduced securities gains
* merger related expenses

Assets reached $934,119,000 at year end 1993 representing a 2.0% increase over 1992. Loans (net of unearned discount) increased $13,158,000, or 2.1%, to $635,961,000. Deposits increased $4,713,000, or 0.8%, to total $809,778,000 at
December 31, 1993.

Return on average equity decreased to 12.15% from 13.55%, while return on average assets decreased to 1.30% in 1993 versus 1.32% in 1992. In order to measure Omega's performance in 1993, we can compare these two profitability ratios to the average of our national peers with consolidated assets of $500 million to $1 billion, for the year ended December 31, 1993.

                                                  Omega            Peers
                                                 ------           ------
        Return on average assets ............     1.30%            1.05%
        Return on average equity ............    12.15%           11.78%

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

NET INTEREST INCOME

Net interest income is the amount by which interest income on earning assets exceeds interest paid on interest bearing liabilities. Since some interest earning assets are tax exempt, an adjustment is made for analytical purposes to place all assets on a fully tax equivalent basis.

Table 5 (located on page 22) shows average asset and liability balances, average interest rates and interest income and expense for the period 1992-1994. In addition, it shows the changes attributable to the volume and rate components of net interest income.

1994
- ----
Total average loans were $632,421,000 in 1994 at a yield of 8.30% that produced $52,513,000 in interest income. This represented a $646,000, or 0.1%, increase in average volumes from 1993. The yield dropped 31 basis points from 8.61% in 1993 causing a decrease of $2,064,000 in interest income, offset partially by an increase of $161,000 of favorable mix and volume changes for a net decrease of $1,903,000, or 3.5%, when compared to 1993. In addition to a lower rate environment in 1994 than in 1993, two other key factors that contributed to the decrease in income from loans in 1994 were the sale of long term fixed rate residential mortgage loans in 1993 and decreased interest income from interest rate hedge maturities

Investment securities averaged $234,740,000 for an increase of $25,417,000, or 12.1%. The yield decreased to 5.07% from 5.53% in 1993. Interest income from securities increased a total of $329,000, with $1,370,000 attributable to higher volumes, partially offset by a reduction of $1,041,000 due to lower yields. Interest bearing deposits and other decreased $3,010,000, or 48.9% and federal funds sold decreased 26.8%, or $4,726,000. The net increase in average volumes of $17,681,000 on the above three assets was a result of funding available in excess of the loan demand in 1994.

Total interest earning assets averaged $883,179,000 at a yield of 7.37% and produced total interest income of $65,090,000 for 1994. Compared to 1993, the average volumes increased $18,327,000, or 2.1%. The yield decreased 35 basis points from 7.72% in spite of a higher rate environment in 1994, where prime averaged 7.14% as compared to 6.00% in 1993 as the mix of earning assets shifted from 68.9% loans in 1993 to 67.5% loans in 1994 (See Average Asset Mix Change chart on page 10). Interest income increased $1,242,000 from volume and mix changes while decreasing $2,893,000 from generally lower yields producing a net decrease of 2.5%, or $1,651,000.

Total interest bearing liabilities averaged $707,616,000 at a cost of $23,647,000 for a composite rate of 3.34%. This represented an increase in interest bearing liabilities of 0.2%, or $1,759,000, over 1993. The composite rate dropped from 3.70% in 1993, or 36 basis points. Interest expense decreased $2,244,000 due to lower rates and $236,000 due to favorable volume and mix changes as discussed in the Financial Condition section. These changes resulted in a net decrease of $2,480,000, or 9.5%, in interest expense.

Non-interest bearing liabilities averaged $229,224,000 in 1994, compared to $210,963,000 in 1993, for an increase of $18,261,000, or 8.7%. This resulted in a reduction of 34 basis points in the rate to fund interest earning assets (computed by dividing the total interest expense by the total average earning assets) from 3.02% in 1993 to 2.68% in 1994.

Net interest income was $41,443,000 for 1994, an increase of $829,000, or 2.0% from 1993. This increase was the result of an increase of $1,478,000 in favorable volume and mix changes and a decrease of $649,000 as a result of interest rate effects. Net yield decreased 1 basis point to 4.69% from 4.70% in 1993. On a fully tax equivalent basis, the net yield decreased from 4.93% to 4.90% in 1994.

Following is a schedule comparing Omega's margin performance to the average of its national peers as of September 30, 1994:

        Percent of average earning assets               Omega         Peers
        -----------------------------------            ------         ------
        Interest income - tax equivalent ..........     7.51%         7.60%
        Interest expense ..........................     2.64          2.80
        Net interest income - tax equivalent ......     4.87          4.81

1993
- ----
Total average loans were $631,775,000 in 1993 at a yield of 8.61% that produced $54,416,000 in interest income. This represented a $10,425,000, or 1.7%, increase in average volumes over 1992. The yield dropped 74 basis points from 9.35% in 1992 causing a decrease in interest income of $4,778,000, offset partially by an increase of $1,111,000 of favorable mix and volume changes for a net decrease of $3,667,000, or 6.3%, when compared to 1992. Two key factors that affected the income from loans in 1993 should be noted. Approximately $14,000,000 in long-term fixed rate mortgages were sold in 1993, dropping average balances by approximately $6,800,000. The average yield on these loans was 8.76%. Also, income from interest rate hedges was $833,000 lower in 1993 than in 1992, primarily because of maturities.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

Investment securities averaged $209,323,000 for an increase of $10,275,000, or 5.16%. The yield decreased to 5.53% from 6.56% in 1992. Interest income decreased $2,230,000 due to lower rates offset by an increase of $744,000 due to favorable volume and mix changes for a net decrease of $1,486,000. Interest bearing deposits and other increased $951,000, or 18.3% and federal funds sold decreased 16.6%, or $3,508,000. The net increase in average volumes of the above three assets was a function of the need to utilize funds available in excess of the loan demands.

Total interest earning assets averaged $864,852,000 at a yield of 7.72% and produced total interest income of $66,741,000 for 1993. Compared to 1992, the average volumes increased $18,173,000, or 2.1%. The yield decreased 82 basis points from 8.54% due to a lower rate environment in 1993. Interest income increased $1,242,000 from favorable volume and mix changes while decreasing $2,893,000 from generally lower rates producing a net decrease of 2.3%, or $1,651,000.

Non-interest earning assets averaged $51,968,000 in 1993, a decrease of $501,000, or 1.0%, when compared to 1992. This decrease was due primarily to Omega's larger allowance for loan losses in 1993.

Total interest bearing liabilities averaged $705,857,000 in 1993 at a cost of $26,127,000 for a composite rate of 3.70%. This represented an increase in interest bearing liabilities of 0.2%, or $1,590,000. The composite cost dropped from 4.55% in 1992 to 3.70% in 1993, or 85 basis points. Interest expense decreased $5,112,000 due to lower rates and $779,000 due to favorable volume and mix changes, such as depositors moving higher cost time deposits to lower rate transaction accounts like interest bearing demand and savings accounts. These changes resulted in a net decrease of $5,891,000, or 18.4% in interest expense.

Non-interest bearing liabilities averaged $210,963,000 in 1993, compared to $194,881,000 in 1992, for an increase of $16,082,000, or 8.3%. This resulted in a reduction of 76 basis points in the rate to fund interest earning assets (computed by dividing the total interest expense by the total average earning assets) from 3.78% in 1992 to 3.02% in 1993.

Net interest income was $40,614,000 for 1993, an increase of $346,000, or 0.9% from 1992. This increase was comprised of $2,583,000 in favorable volume and mix changes and $2,237,000 in unfavorable rate changes. The yield decreased 6 basis points to 4.70% from 4.76% in 1992. On a fully tax equivalent basis, the net yield decreased from 5.03% to 4.93% in 1993.

Following is a schedule comparing Omega's margin performance to the average of its national peers as of December 31, 1993:

        Percent of average earning assets               Omega         Peers
        -------------------------------------          ------        ------
        Interest income - tax equivalent ..........     7.72%         7.69%
        Interest expense ..........................     2.79          2.95
        Net interest income - tax equivalent ......     4.93          4.78

                               Net Interest Yield

                                   1990      1991      1992      1993      1994
                                   ----      ----      ----      ----      ----
Yield on Earning Assets           10.04%     9.51%     8.54%     7.72%     7.37%
Cost to Fund Earnings Assets       5.76%     5.16%     3.78%     3.02%     2.68%
Net Interest Yield                 4.28%     4.35%     4.76%     4.70%     4.69%

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

                                    Table 5
            AVERAGE BALANCE SHEETS AND NET INTEREST INCOME ANALYSIS

                                 (In thousands)

                                                                                                   Years Ended December 31,
                                                                      1994                                   1993
                                                    ----------------------------------------     ---------------------------------
                                                      Average                         Yield/       Average                 Yield/
                                                     Balance(1)         Interest       Rate       Balance(1)   Interest     Rate
                                                     ----------         --------      ------      ----------   --------    -------
ASSETS
Interest earning assets:
   Loans (5),(7) .................................    $ 617,601        $  51,594        8.35%      $ 612,745    $  53,253    8.69%
   Tax-exempt loans ..............................       14,820              919        6.20          19,030        1,163    6.11
                                                      ---------        ---------        ----       ---------    ---------    ----
     Total loans .................................      632,421           52,513        8.30         631,775       54,416    8.61

   Investment securities .........................      178,500            9,315        5.22         154,154        8,846    5.74
   Tax-exempt investment securities ..............       56,240            2,583        4.59          55,169        2,723    4.94
                                                      ---------        ---------        ----       ---------    ---------    ----
      Total investment securities ................      234,740           11,898        5.07         209,323       11,569    5.53

   Interest bearing deposits and other ...........        3,140              135        4.30           6,150          217    3.53
   Federal funds sold ............................       12,878              544        4.22          17,604          539    3.06
                                                      ---------        ---------        ----       ---------    ---------    ----
Total interest earning assets ....................      883,179           65,090        7.37         864,852       66,741    7.72

Non-interest earning assets:
   Cash and due from banks .......................       33,919                                       32,810
   Allowance for loan losses .....................      (11,229)                                     (11,638)
   Premises and equipment ........................       12,287                                       16,777
   Other assets ..................................       18,684                                       14,019
                                                      ---------                                    ---------
      Total ......................................    $ 936,840                                    $ 916,820
                                                      =========                                    =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest bearing liabilities:
   Interest bearing demand deposits (2) ..........    $ 238,320            4,740        1.99       $ 230,359        5,874    2.55
   Savings deposits ..............................      115,311            2,629        2.28         108,053        3,015    2.79
   Time deposits .................................      349,727           16,097        4.60         362,981       17,074    4.70
   Other, including short-term borrowings,
    long-term debt, and other interest
    bearing liabilities ..........................        4,258              181        4.25           4,464          164    3.67
                                                      ---------        ---------        ----       ---------    ---------    ----
Total interest bearing liabilities ...............      707,616           23,647        3.34         705,857       26,127    3.70
                                                                                                                ---------    ----

Non-interest bearing liabilities:
   Demand deposits ...............................      108,606                                       99,618
   Other .........................................       11,830                                       13,130
Shareholders' equity .............................      108,788                                       98,215
                                                      ---------                                    ---------
      Total ......................................    $ 936,840                                    $ 916,820
                                                      =========                                    =========
Net interest income ..............................                     $  41,443   $  40,614
                                                                       =========   =========
Net yield on interest earning assets (3) .........                                      4.69%                                4.70%
                                                                                                                =========    ====
Net yield -- tax equivalent basis (4) ............                                                                   4.90%   4.93%
                                                                                                                =========    ====



Notes:
1) Average balances were calculated using a daily average.
2) Includes NOW and money market accounts.
3) Net yield on interest earning assets is net interest income divided by average interest earning assets.
4) Interest on obligations of states and municipalities is not subject to federal income tax. In order to make the net yield comparable on a fully taxable basis, a tax equivalent adjustment is applied against the tax-exempt income utilizing a federal tax rate of 34%.
5) Non-accruing loans and investments are included in the above table until they are charged off.
6) The change in interest due to rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.
7) Interest on loans includes income/(loss) of $(10,000) in 1994, $577,000 in 1993, and $1,410,000 in 1992 from interest rate swap agreements used to hedge prime interest rate loans.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

                                Table 5 (cont.)
            AVERAGE BALANCE SHEETS AND NET INTEREST INCOME ANALYSIS




            1992                              1994 Compared to 1993                        1993 Compared to 1992
- -------------------------------            Increase (Decrease) Due To (6)             Increase (Decrease) Due To (6)
   Average               Yield/           -------------------------------            --------------------------------
Balance(1)   Interest     Rate             Volume      Rate        Total               Volume       Rate        Total
- ----------   --------    ------           --------    ------      -------             -------      ------      -------
 $599,159    $57,016     9.52%              $422     $(2,081)     $(1,659)            $1,276      $(5,039)    $(3,763)
   22,161      1,067     4.81               (261)         17         (244)              (165)         261          96
 --------    -------     ----             ------       ------       -----              -----        -----       -----
  621,320     58,083     9.35                161      (2,064)      (1,903)             1,111       (4,778)     (3,667)

  137,809      9,655     7.01              1,317        (848)         469              1,065       (1,874)       (809)
   61,239      3,400     5.55                 53        (193)        (140)              (321)        (356)       (677)
 --------    -------     ----             ------       ------       -----              -----        -----       -----
  199,048     13,055     6.56              1,370      (1,041)         329                744       (2,230)     (1,486)

    5,199        403     7.75               (122)         40          (82)                64         (250)       (186)
   21,112        745     3.53               (167)        172            5               (115)         (91)       (206)
 --------    -------     ----             ------       ------       -----              -----        -----       -----
  846,679     72,286     8.54              1,242      (2,893)      (1,651)             1,804       (7,349)     (5,545)

   31,726
   (9,624)
   16,832
   13,535
 --------
 $899,148
 ========


$218,666       5,624     2.57                197      (1,331)      (1,134)               295          (45)        250
  85,794       3,059     3.57                192        (578)        (386)               703          (747)       (44)
 395,337      23,087     5.84               (617)       (360)        (977)            (1,777)       (4,236)    (6,013)

   4,470         248     5.55                 (8)         25           17                 -            (84)       (84)
 --------    -------     ----             ------       ------       -----              -----        -----       -----
 704,267      32,018     4.55               (236)     (2,244)      (2,480)              (779)       (5,112)    (5,891)
             -------                      ------       ------       -----              -----        -----       -----

  92,558
  14,437
  87,886
 -------
$899,148
========
             $40,268                      $1,478       $(649)        $829             $2,583       $(2,237)      $346
             =======                      ======       ======       =====             ======        ======       ====
                         4.76%
                         =====
                         5.03%
                         =====



                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

PROVISION FOR LOAN LOSSES

Omega's provision for loan losses was $623,000 in 1994 and $1,133,000 in 1993 for a decrease of $510,000 that was precipitated by the overall continued improvement in the quality of the loan portfolio. Net charge-offs exceeded the provision for loan losses by 17.8% in 1994 and by 15.0% in 1993. Net charge-offs in 1994 and 1993 were .12% and .21%, respectively, of average loans outstanding, the lowest levels since 1990. In addition, non-performing loans as a ratio to the allowance for loan losses was 26.7% at year end 1994 and 25.1% at the end of 1993. The allowance for loan losses as a ratio to net loans was 1.71% and 1.76% for December 31, 1994 and 1993, respectively. The ratio of net charge-offs to average loans compared to our national peers is as follows:

                                             Omega           Peers
                                             -----           ------
        September 30, 1994 ..............    .09%             .19%
        December 31, 1993 ...............    .21%             .49%


Management believes that the allowance for loan losses at December 31, 1994 is adequate based on its analysis of the loan portfolio. Such analysis considers factors that include historical and anticipated losses, the status of non-performing delinquent loans, prevailing and anticipated economic conditions and industry standards.

NON-INTEREST INCOME

1994
- ----
Non-interest income grew to $7,802,000 during 1994 for a 2.8%, or $212,000, increase when compared to $7,590,000 for 1993. The primary reason for the growth in this area is income recorded from the disposition of an asset carried as other real estate of $211,000. Investment securities net gains were $284,000, or 56.8%, greater in 1994 than 1993, but this was offset by a reduction in net gains from loan sales of $415,000, or 92.6%. Otherwise, non-interest income remained at generally the same levels in 1994 as in 1993, with trust fees and service fees on deposit accounts increasing modestly at 2.2% and 3.5%, respectively.

As a percentage of average assets, non-interest income (excluding securities gains) was .75% for 1994, as compared to .77% in 1993. When compared to our national peers (most current data of September 30, 1994), Omega's ratio was .75% and the peer average was 1.03%.

1993
- ----
During 1993, non-interest income decreased $1,463,000, or 16.2%, from 1992, primarily due to reduced securities gains of $1,252,000, partially offset by $448,000 of gains from loan sales. While trust fees increased 7.0%, or $133,000, income from service fees on deposit accounts remained flat. Other non-interest income decreased by $746,000, or 24.8%, as a result of receipt of an insurance settlement in 1992 of $800,000. These insurance proceeds were the result of a blanket bond insurance settlement related to losses incurred in a prior year.


                     Non-Interest Income to Average Assets
                           (excluding security gains)


     1990          1991          1992          1993         1994
    ------        ------        ------        ------       ------
    0.64%         0.71%          0.81%         0.77%        0.75%



As a percentage of average assets, non-interest income (excluding securities gains) was .77% for Omega and 1.16% for our national peers for 1993.

NON-INTEREST EXPENSE

1994
- ----
Omega's operating expenses were $30,960,000 for 1994 as compared to $30,899,000 for 1993 representing an increase of 0.2% or $61,000. Salaries and employee benefits were held to a 3.0% increase over 1993, while net occupancy expense increased by 5.7%. Occupancy expense increased as a result of consolidation-related office space and equipment needs at the corporate administrative center. With a new contract with our data processing service provider, consolidation-related reductions were negotiated, resulting in a 5.2% decrease in these costs in 1994. Other operating expense was reduced by 5.6% from $8,191,000 to $7,733,000 in 1994, a decrease of $458,000. Merger related legal and accounting expenses of $324,000 were included in the 1993 total. When excluding these non-recurring costs, other operating expense was reduced by $134,000, or 1.7%. This reduction has taken place through management's efforts at efficiencies through consolidations of operating functions.

At September 30, 1994, Omega's ratio of non-interest expense to average assets was 3.29%, compared to a national peer average 3.48%.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

1993
- ----
Non-interest expense reached $30,899,000 in 1993 compared to $29,235,000 for 1992, a $1,664,000, or 5.7%, increase. Of this increase, $987,000, or 59% can be explained by examining salary and benefits and occupancy expenses. Salary and benefits increased $864,000 or 5.9%, in 1993 due to increased staffing needs and benefit increases. Net occupancy expense increased $123,000, or 6.6%, as the Omega administrative center completed the last portion of its building interior. The remaining increase in non-interest expense was the direct result of merger related legal and accounting expenses of $324,000.


                     Non-Interest Expense to Average Assets


     1990          1991          1992          1993         1994
    ------        ------        ------        ------       ------
     2.91%         3.10%         3.25%         3.37%        3.30%


When compared to our national peers at December 31, 1993, Omega's ratio of non-interest expense to average assets was 3.37% and the peers' were 3.68%.

INCOME TAXES

Income taxes for 1994 amounted to $4,877,000 compared to $4,240,000 in 1993. The effective tax rate increased from 26.2% in 1993 to 27.6% in 1994, due to a change in the mix of tax-exempt investments and loans and an increase in the corporate federal income tax rate. Omega's mix of average tax-exempt investments and average tax-exempt loans decreased $3,139,000 in 1994. Average tax-exempt investments and loans were 7.6% of total average assets for 1994 and 8.1% for 1993. Tax-exempt income as a percentage of income before income tax decreased to 19.8% from 24.0%. In 1992 the effective income tax rate was 22.9% and the increase in 1993 was due to the same trend as experienced in 1994.

See Note 11 of Notes to Consolidated Financial Statements for further information on income taxes.

The Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", was adopted in 1993 resulting in a $747,000 gain from the cumulative effect of a change in accounting method.

ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

The Financial Accounting Standards Board has issued Statement No. 114 "Accounting by Creditors for Impairment of a Loan", as amended by FAS No. 118, which is required to be adopted in 1995. This statement addresses the accounting by creditors for impairment of certain loans. It generally requires that impaired loans that are within the scope of the statement be measured based on the present value of expected future cash flows discounted at the loans' effective interest rates. Management does not expect any material effect on the Corporation's financial condition or results of operation upon adoption of this pronouncement.

                  OMEGA FINANCIAL CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                       (In thousands, except share data)

                                                          December 31,
                                                  ----------------------------
ASSETS                                               1994              1993
                                                  --------          --------
Cash and due from banks (Notes 1 and 3) ......    $ 42,151          $ 34,168

Interest bearing deposits with other
 financial institutions ......................       4,182             3,600

Federal funds sold ...........................         350             4,304

Investment securities held to maturity
 (market value-$195,107 and $241,266
 respectively) (Notes 1 and 4) ...............     202,212           236,750

Investment securities available for sale
 (Notes 1 and 4) .............................      25,610              --

Total loans (Notes 1, 5, 6 and 17) ...........     648,711           636,694
Less: Unearned discount ......................        (778)             (733)
   Allowance for loan losses .................     (11,057)          (11,168)
                                                  --------         ---------
                                                   636,876           624,793

Premises and equipment,net (Notes 1 and 7) ...      16,520            16,825
Other assets (Note 1) ........................      12,052            13,679
                                                  --------          --------
TOTAL ASSETS .................................    $939,953          $934,119
                                                  ========          ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
   Non-interest bearing ......................    $118,439          $106,456
   Interest bearing ..........................     683,297           703,322
                                                  --------          --------
                                                   801,736           809,778

Short-term borrowings (Note 8) ................     11,868             7,551
Other liabilities .............................      7,204             8,364
ESOP debt (Note 12) ...........................      4,518             4,649
Long-term debt (Note 9) .......................      1,050             1,050
Other interest bearing liabilities ............        468               415
                                                  --------          --------
TOTAL LIABILITIES .............................    826,844           831,807

Commitments and Contingent Liabilities
 (Notes 10, 13 and 14)

Shareholders' Equity (Note 15)
Preferred stock, par value $5.00 per share:
  Authorized - 5,000,000 shares;
  Issued and outstanding -
    219,781 shares Series A Convertible .......      5,000             5,000
Unearned compensation related to ESOP debt ....     (4,518)           (4,649)
Common stock, par value $5.00 per share:
  Authorized - 25,000,000 shares;
  Issued -
    5,985,735 shares at December 31, 1994;
    5,934,000 shares at December 31, 1993
  Outstanding -
    5,985,735 shares at December 31, 1994;
    5,931,165 shares at December 31, 1993 .....     29,929            29,670
Capital surplus ...............................      4,211             3,656
Retained earnings .............................     77,263            68,673
Cost of common stock in treasury:
    2,835 shares at December 31, 1993 .........       --                 (38)
Net unrealized gain on securities available
 for sale .....................................      1,224               --
                                                  --------          --------
TOTAL SHAREHOLDERS' EQUITY ....................    113,109           102,312
                                                  --------          --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ....   $939,953          $934,119
                                                  ========          ========



The accompanying notes are an integral part of these statements.

                  OMEGA FINANCIAL CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                     (In thousands, except per share data)

                                                                                                     Years Ended December 31,
                                                                                               -----------------------------------
                                                                                               1994            1993           1992
                                                                                               -----           -----          -----
INTEREST INCOME:
Interest and fees on loans ............................................................        $52,513        $54,416        $58,083
Interest and dividends on investment securities:
  Taxable interest income .............................................................          8,911          8,457          9,324
  Tax-exempt interest income ..........................................................          2,583          2,723          3,400
  Dividend income .....................................................................            404            389            331
Other interest income .................................................................            679            756          1,148
                                                                                               -------        -------        -------
TOTAL INTEREST INCOME .................................................................         65,090         66,741         72,286
INTEREST EXPENSE:
Interest on deposits ..................................................................         23,466         25,963         31,770
Interest on short-term borrowings .....................................................            120             89             80
Interest on long-term debt and
  other interest bearing liabilities ..................................................             61             75            168
                                                                                               -------        -------        -------
TOTAL INTEREST EXPENSE ................................................................         23,647         26,127         32,018
                                                                                               -------        -------        -------
NET INTEREST INCOME ...................................................................         41,443         40,614         40,268
Provision for loan losses (Note 6) ....................................................            623          1,133          4,634
                                                                                               -------        -------        -------
INCOME FROM CREDIT ACTIVITIES .........................................................         40,820         39,481         35,634
OTHER INCOME:
Trust fees ............................................................................          2,078          2,034          1,901
Service fees on deposit accounts ......................................................          2,424          2,341          2,387
Investment securities gains and losses, net: (Note 4)
  Debt instruments ....................................................................              4             81              3
  Equity instruments ..................................................................            780            419          1,749
Gain on sale of loans .................................................................             33            448           --
Other .................................................................................          2,483          2,267          3,013
                                                                                               -------        -------        -------
TOTAL OTHER INCOME ....................................................................          7,802          7,590          9,053
OTHER EXPENSE:
Salaries and employee benefits (Note 12) ..............................................         15,847         15,389         14,525
Net occupancy expense .................................................................          2,087          1,974          1,851
Equipment expense .....................................................................          1,865          1,844          1,846
Data processing service ...............................................................          1,578          1,664          1,647
FDIC insurance premiums ...............................................................          1,850          1,837          1,791
Other .................................................................................          7,733          8,191          7,575
                                                                                               -------        -------        -------
TOTAL OTHER EXPENSE ...................................................................         30,960         30,899         29,235
                                                                                               -------        -------        -------
INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE ......................................................         17,662         16,172         15,452
Income tax expense  (Note 11) .........................................................          4,877          4,240          3,545
                                                                                               -------        -------        -------
Income before cumulative effect of change in accounting principle .....................         12,785         11,932         11,907
Cumulative effect of change in accounting principle (Notes 1 and 11) ..................           --              747           --
                                                                                               -------        -------        -------
NET INCOME ............................................................................        $12,785        $12,679        $11,907
                                                                                               =======        =======         ======

EARNINGS PER SHARE (Notes 1 and 19)
Primary:
Income before cumulative effect of change in accounting principle......................        $  2.08        $  1.95         $ 1.98
Cumulative effect of change in accounting principle ...................................           --              .12           --
                                                                                               -------        -------        -------
Net income ............................................................................        $  2.08        $  2.07         $ 1.98
                                                                                               =======        =======         ======
Fully Diluted:
Income before cumulative effect of change in accounting principle .....................        $  2.02        $  1.89         $ 1.92
Cumulative effect of change in accounting principle ...................................           --              .12           --
                                                                                               -------        -------        -------
Net income ............................................................................        $  2.02        $  2.01         $ 1.92
                                                                                               =======        =======         ======
Weighted average shares and equivalents:
Primary ...............................................................................          6,015          5,977          5,876
Fully diluted .........................................................................          6,246          6,211          6,120

The accompanying notes are an integral part of these statements.


                  OMEGA FINANCIAL CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                       (In thousands, except share data)

                                                                   Years Ended December 31, 1992, 1993 and 1994
                                                    -----------------------------------------------------------------------------
                                                                                                     Net      Cost of
                                                              Unearned                            Unrealized   Common
                                                    Preferred  Comp-   Common  Capital  Retained  Securities    Stock
                                                      Stock  ensation   Stock  Surplus  Earnings     Gains    In Treasury   Total
                                                    -------- --------  ------- -------  --------  ----------  -----------   -----
Balance at January 1, 1992 ....................    $5,000  $(4,876)  $28,520  $  -     $56,026     $   -       $(1,773)    $82,897
Net income ....................................                                         11,907                              11,907
Cash dividends, common: $.53 per share ........                                         (3,029)                             (3,029)
Cash dividends, preferred - $1.80  per share ..                                           (396)                               (396)
Principal payment by ESOP
  under guaranteed loan .......................                106                                                             106
Tax benefit from preferred stock
  dividends paid to ESOP ......................                                            135                                 135
Purchase of treasury stock -
 3,420 shares .................................                                                                    (54)        (54)
Sale of treasury stock -
 23,617 shares ................................                                    81                              288         369
5% Stock dividend .............................                          751    2,676   (4,944)                  1,501         (16)
Common stock issued - 6,482 shares ............                           33       66                                         99
                                                    -----   ------    ------    -----   ------     ------       ------      ------
Balance at December 31, 1992 ..................     5,000   (4,770)   29,304    2,823   59,699        -            (38)     92,018
  Net income ..................................                                         12,679                              12,679
Cash dividends, common: $.60 per share ........                                         (3,550)                             (3,550)
Cash dividends, preferred -
  $1.80 per share .............................                                           (396)                               (396)
Principal payment by ESOP
  under guaranteed loan .......................                121                                                             121
Tax benefit from employee
 stock options ................................                                            124                                 124
Tax benefit from preferred stock
  dividends paid to ESOP ......................                                            117                                 117
Common stock issued - 73,216 shares ...........                          366      833                                        1,199
                                                    -----   ------    ------    -----   ------     ------       ------     -------
Balance at December 31, 1993 ..................     5,000   (4,649)   29,670    3,656   68,673         -          (38)     102,312
Net income ....................................                                         12,785                              12,785
Cash dividends, common -
  $.66 per share ..............................                                         (3,938)                             (3,938)
Cash dividends, preferred -
 $1.80 per share ..............................                                           (396)                               (396)
Principal payment by ESOP
  under guaranteed loan .......................                131                                                             131
Cumulative effect of change in
  accounting principle ........................                                                     2,061                    2,061
Net unrealized losses on securities ...........                                                      (837)                    (837)
Tax benefit from employee stock options .......                                             27                                  27
Tax benefit from preferred stock
  dividends paid to ESOP ......................                                            112                                 112
Exercised employee stock options -
  63,099 shares ...............................                          259      555                              38          852
                                                   ------  -------   -------   ------  -------     ------   ------        --------
Balance at December 31, 1994 ..................    $5,000  $(4,518)  $29,929   $4,211  $77,263     $1,224   $  -          $113,109
                                                   ======  =======   =======   ======  =======     ======   ======        ========


The accompanying notes are an integral part of these statements.

                  OMEGA FINANCIAL CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                                                   Years Ended December 31,
                                                                                             -------------------------------------
                                                                                                 1994         1993         1992
                                                                                              ---------   ----------   -----------
Cash flows from operating activities:
Net income ..........................................................................         $12,785      $12,679       $11,907
Adjustments to reconcile net income to net cash provided by operating activities:
 Depreciation and amortization ......................................................           3,190        2,709         2,368
 Provision for loan losses ..........................................................             623        1,133         4,634
 Effect of change in accounting principle ...........................................              -          (747)          -
 Gain on sale of investment securities ..............................................            (784)        (500)       (1,752)
 Gain on sale of fixed assets and other property owned ..............................            (187)         (44)          (13)
 Gain on sale of loans ..............................................................             (33)        (448)          -
 Increase in tax asset ..............................................................            (418)        (532)         (988)
 Decrease  in interest receivable and other assets ..................................             368          300           881
 Decrease in interest payable .......................................................          (1,557)        (357)       (1,617)
 Decrease in taxes payable ..........................................................            (101)        (341)          (99)
 Amortization of deferred net loan (fees) costs .....................................            (345)         (77)          357
 Deferral of net loan fees ..........................................................             123           61           273
 Increase (decrease) in accounts payable and accrued expenses .......................             561          (94)           82
                                                                                              -------      -------       -------
   Total adjustments ................................................................           1,440        1,063         4,126
                                                                                              -------      -------       -------
Net cash provided by operating activities ...........................................          14,225       13,742        16,033
Cash flows from investing activities:
 Proceeds from the sale or maturity of:
   Interest bearing deposits with other financial institutions ......................           1,306        4,480             3

   Investment  securities available for sale - sales and maturities* ................          26,235        3,206         1,803
   Investment  securities held to maturity - maturities .............................          47,170       87,904       115,397
 Purchase of:
   Interest bearing deposits with other financial instutions ........................          (1,888)      (2,861)       (1,415)
   Investment securities available for sale .........................................         (20,501)         -             -
   Investment securities held to maturity ...........................................         (42,593)    (137,884)     (114,711)
 Increase in loans ..................................................................         (14,117)     (16,959)      (27,268)
 Gross proceeds from sale of loans ..................................................           1,666       15,369           -
 Capital expenditures ...............................................................          (1,495)      (1,805)       (1,866)
 Sale of fixed assets and other property owned ......................................           1,036          497            76
 Decrease in federal funds sold .....................................................           3,954       20,358         2,363
 Acquisition of branches, net of cash acquired ......................................             -          7,269           -
                                                                                              -------      -------       -------
Net cash provided by (used in) investing activities .................................             773      (20,426)      (25,618)
Cash flows from financing activities:
 Increase(decrease) in deposits .....................................................          (8,042)      (2,875)       17,844
 Increase (decrease) in short-term borrowings, net ..................................           4,317        4,393          (419)
 Principal payment on long-term debt ................................................              -        (1,430)         (655)
 Proceeds from long-term debt .......................................................              -         1,050            -
 Net change in other interest bearing liabilities ...................................              53           22            28
 Dividends paid .....................................................................          (4,334)      (3,927)       (3,426)
 Tax benefit from preferred stock dividend and stock option activity ................             139          242           135
 Issuance of common stock ...........................................................             814        1,199            99
 Issuance, acquisition and sale of treasury stock, net ..............................              38          -             252
                                                                                              -------      -------       -------
Net cash (used in) provided by financing activities .................................          (7,015)      (1,326)       13,858
                                                                                              -------      -------       -------
Net increase (decrease) in cash and due from banks ..................................         $ 7,983      $(8,010)      $ 4,273
                                                                                              =======      =======       =======
Cash and due from banks at beginning of period ......................................         $34,168      $42,178       $37,905
Cash and due from banks at end of period ............................................          42,151       34,168        42,178
                                                                                              -------      -------       -------
Net increase (decrease) in cash and due from banks ..................................         $ 7,983      $(8,010)      $ 4,273
                                                                                              =======      =======       =======
Interest paid .......................................................................         $25,204      $25,162       $31,701
Income taxes paid ...................................................................           5,108        5,201         4,320


* Prior to the adoption of FAS No. 115, no securities were classified as available for sale. However, for comparative purposes, the amounts shown in 1993 and 1992 as sales and maturities of securities available for sale represent sales of equity securities.

The accompanying notes are an integral part of these statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OMEGA FINANCIAL CORPORATION AND SUBSIDIARIES
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

1.  Summary of significant accounting policies

The accounting policies of Omega Financial Corporation and its wholly owned subsidiaries conform to generally accepted accounting principles and to general industry practices. A summary of the more significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Principles of consolidation

  The consolidated financial statements include the accounts of Omega Financial Corporation and its wholly owned subsidiaries (hereafter collectively referred to as "Omega" or the "Corporation"): Peoples National Bank of Central Pennsylvania ("Peoples"), The Russell National Bank ("Russell"), Hollidaysburg Trust Company ("Hollidaysburg"), Penn Central National Bank ("Penn Central"), First National Bank of Saxton ("Saxton"), Central Pennsylvania Investment Co., Central Pennsylvania Life Insurance Co., Central Pennsylvania Leasing, Inc. and Central Pennsylvania Real Estate, Inc. All significant intercompany transactions and accounts have been eliminated.

Merger activity

  On January 28, 1994, a merger with Penn Central Bancorp, Inc. (Penn Central) was consummated. At that time, Penn Central was merged with and into Omega, adding its five subsidiaries, Hollidaysburg Trust Company, Penn Central National Bank, First National Bank of Saxton, Penn Central Bancorp Investment Company and Penn Central Bancorp Life Insurance Company, to Omega's subsidiaries.

  The merger was accounted for as a pooling of interests for financial reporting purposes. Thus, the accompanying financial statements have been restated to include results from Penn Central for all periods presented as prescribed by APB No. 16 "Business Combinations". All significant intercompany transactions and accounts have been eliminated in consolidation. Certain reclassifications have been made in the financial statements in order to be consistent with Omega's reporting standards (See Note 16).

Investment securities

  Omega adopted Statement of Financial Accounting Standard ("FAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", as of January 1, 1994, which required segregation of certain types of securities within the Corporation's investment portfolio. As a result, all securities were classified as available for sale or held to maturity. The determination as to which portfolio to hold each security is made at the time of purchase, based on management's intent. All equity investments are classified as available for sale. Debt securities are classified as available for sale when the intent is for the security to be available to be used for strategic asset/liability management purposes such as to manage interest rate risk, prepayment risk, or liquidity needs. Securities are classified as investment securities held to maturity when it is management's intent to hold such securities until maturity.

  Securities available for sale are stated at market value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity, until realized. The effect of adoption of FAS No. 115 resulted in an increase to shareholders' equity of $2,061,000 on January 1, 1994, which was recorded as a cumulative effect of change in accounting principle in the Statement of Shareholders' Equity. As of December 31, 1994, net unrealized holding gains on securities available for sale was $1,224,000, a reduction to shareholder's equity of $837,000 during the year. Investment securities held to maturity are stated at cost, adjusted for amortization of premium and accretion of discount on a level-yield basis. Interest and dividends on investment securities held to maturity are recognized as income when earned. Gains or losses on the disposition of securities are based on the net proceeds and the adjusted carrying amount of the specific securities sold.

Derivative financial instruments

  Omega uses interest rate swaps to achieve interest rate risk management objectives. These contracts are accounted for on an accrual basis and the net interest differential is recognized as an adjustment to interest income (See
  Note 2). The market value of these financial instruments represent the amount Omega would receive or pay to terminate the agreements and is determined through dealer quotes.

Loans

  Interest on all loans is accrued over the term of the loans based on the amount of principal outstanding, except on certain installment loans granted at Russell, on which interest is recognized as income under a method that approximates the interest method.

  Loans on which the accrual of interest has been discontinued are designated as non-accrual loans. Accrual of interest on loans is discontinued when reasonable doubt exists as to the full, timely collection of principal or interest. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Accruals are resumed on loans only when they are brought fully current with respect to interest and principal, and when, in the judgment of management, the loan is estimated to be fully collectible as to both principal and interest.

Loan origination fees and costs

  Loan origination fees and related direct origination costs for a given loan are offset and the net amount is deferred and amortized over the life of the loan as an adjustment to interest income.

Statement of cash flows

  For the purposes of the Statements of Cash Flows, the Corporation considers Cash and due from banks as "Cash and Cash Equivalents".

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Allowance for loan losses

  For financial reporting purposes, the provision for loan losses charged to current operating income is based on management's estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and as adjustments become necessary, they are reported in earnings in the periods in which they become known. The adequacy of the level of the reserve is determined by a continuing review of the composition and growth of the loan portfolio, overall portfolio quality, specific problem loans, prior loan loss experience and current and prospective economic conditions that may affect a borrower's ability to pay. The loan loss provision for federal income tax purposes is based on current income tax regulations, which allow for deductions equal to net charge-offs.

Other real estate owned and in-substance foreclosures

  Assets acquired in settlement of mortgage loan indebtedness are recorded as other real estate owned and are included in other assets at the lower of the estimated value of the asset (fair value minus estimated costs to sell) or the carrying amount of the loan. Loans identified as in-substance foreclosures are also included in other assets at their estimated net realizable value. A loan is classified as an in-substance foreclosure when the borrower has little or no equity in the collateral underlying the loan, and the bank can reasonably anticipate proceeds for repayment only from the operation or sale of the collateral. Costs to maintain the assets and subsequent gains and losses attributable to their disposal are included in other income and other expenses as appropriate. No depreciation or amortization expense is recognized. At December 31, 1994 and 1993, the carrying value of other real estate owned and in-substance foreclosures is $354,000 and $1,093,000, respectively.

Bank premises and equipment and depreciation

  Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using both the straight-line and declining-balance methods, over the estimated useful lives of the assets (See Note 7).

Pension plan

  Omega maintains a noncontributory pension plan covering substantially all employees. Pension costs, based on actuarial computations of current and future benefits for employees, are charged to operating expense, but may be funded in periods different than those in which expense is recognized (See
  Note 12).

Income taxes

  Omega and its subsidiaries, except for Central Pennsylvania Life Insurance Company, file a consolidated federal income tax return. The provision for income taxes is based upon the results of operations, adjusted principally for tax-exempt income. Certain items of income or expense are reported in different periods for financial reporting and tax return purposes. The tax effects of these temporary differences are recognized currently in the deferred income tax provision or benefit.

  Effective January 1, 1993, the Corporation adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under this accounting standard, deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the applicable enacted marginal tax rate(s). Deferred income tax expenses or benefits are based on the changes in the deferred tax asset or liability from period to period.

  The Corporation chose not to restate prior periods in its adoption of this statement but rather to record the cumulative effect of this adoption on its financial position at January 1, 1993, as a change in accounting principle. The recognition of this cumulative effect resulted in an increase in earnings of $747,000, or $.12 per share during the year ended December 31, 1993. The adoption of SFAS 109 (exclusive of the cumulative effect adjustment) did not have a material effect on the earnings of Omega during 1994 and 1993 (See Note
  11).

Earnings per share

  Primary earnings per share is computed based on the weighted average number of common shares and common share equivalents outstanding during each year. Primary earnings per share is computed by dividing net earnings after preferred stock dividends by the weighted average number of common shares and dilutive common share equivalents outstanding. The outstanding preferred stock is not a common share equivalent. On a fully diluted basis, both earnings and shares outstanding are adjusted to assume the conversion of convertible preferred stock as of the beginning of the year (See Note 19).

Accounting pronouncements not yet adopted

  The Financial Accounting Standards Board has issued Statement No. 114 "Accounting by Creditors for Impairment of a Loan" , as amended by FAS No. 118, which is required to be adopted in 1995. This statement addresses the accounting by creditors for impairment of certain loans, and generally requires that impaired loans that are within the scope of the statement be measured based on the present value of expected future cash flows discounted at the loans' effective interest rates. Management does not expect any material effect on the Corporation's financial condition or results of operation upon adoption of this pronouncement.

2.  Fair value of financial instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments", requires disclosure of estimated fair values of Omega's financial instruments. The following describes the estimated fair value of the Corporation's financial instruments as well as the significant methods and assumptions used to determine these estimated fair values.

The fair value disclosures are made based on relevant market information for similar credit risk and management assumptions. The estimated values do not reflect any premium or discount that may be realized from offering for sale at one time Omega's entire holdings of a particular financial instrument. In addition, the fair value estimates do not consider the potential income taxes or other expenses that would be incurred in the actual sale of an asset or settlement of a liability.

Cash and due from banks, Interest bearing deposits with other financial institutions and Federal funds sold - The carrying amounts approximate fair value due to the short maturity of these instruments.

Investment securities - The fair value of investment securities are determined by reference to quoted market prices or dealer quotes (See Note 4).

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Commercial, financial and agricultural loans - These loans are made on either a floating or fixed rate basis. The estimated fair value of these loans is determined by discounting the future contractual cash flows using rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturity. The discount rate utilized at December 31, 1994 and 1993 would approximate prime plus 100 - 200 basis points. Estimated fair value for commercial real estate and construction loans is determined on the same basis as the above commercial loans.

Real estate mortgage loans - This category is comprised primarily of residential mortgages that are adjustable rate (ARMs) or fixed. The estimated fair value of these loans is arrived at by discounting the future contractual cash flows at the current market rate for these loans. No prepayment or acceleration of the cash flows is assumed. The rates utilized for adjustable rate mortgages are equivalent to the U.S. Treasury rate for the same term with a spread of approximately 200 - 250 basis points. The current market rate for the fixed rate mortgages ranged from 9.00% to 9.50% at December 31, 1994 and from 7.00% to 7.50% at December 31, 1993.

Personal loans and lease financing - All loans are of a fixed rate nature. The fair value is estimated by discounting the future contractual cash flows. The discount factor is a 48 month auto loan as published by the Board of Governors of the Federal Reserve System Banking Section, Statistical Release G.19. This rate was 9.23% and 7.91% on December 31, 1994 and 1993, respectively.

Demand and savings accounts - The fair value of these deposits is the amount payable on demand.

Time deposits - The estimated fair value is determined by discounting the contractual cash flows, using the rates currently offered for deposits of similar remaining maturities. These rates are generally equivalent to the U.S. Treasury rate for the same term.

All other interest bearing liabilities' carrying value approximates fair value. Short-term borrowings are on a floating basis and approximate current market rates. Long term debt consists of fixed rate loans. The estimated fair value is determined by discounting the contractual cash flows, using rates currently offered by the FHLB. Other interest bearing liabilities are at fixed rates that approximate current market rates.

At December 31, 1994, Omega had existing interest rate swap agreements with a total notional balance of $15,000,000. These agreements had an unfavorable fair value of $(293,000) based on dealer quotes on that date. At December 31, 1993, existing interest rate swap agreements had a total notional balance of $30,000,000 and a favorable fair value of $150,000 (See Note 13).

Commitments to extend credit and standby letters of credit - The fair value of loan commitments and standby letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreement and the present credit worthiness of the counter parties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rate. As of December 31, 1994 and 1993, the carrying amount approximated fair value for these financial instruments.


                                                                                              (in thousands)
                                                                           December 31, 1994                  December 31, 1993
                                                                     ----------------------------        ---------------------------
                                                                          Book              Fair           Book               Fair
                                                                         Value             Value           Value              Value
                                                                          -----             -----          -----              -----
Interest bearing deposits ....................................        $   4,182         $   4,182        $   3,600         $   3,600
Federal funds sold ...........................................              350               350            4,304             4,304
Investment securities held to maturity .......................          202,212           195,107          236,750           241,266
Investment securities available for sale .....................           25,610            25,610             --                --
Loans:
   Commercial, financial and agricultural ....................          138,256           135,764          147,600           145,334
   Real estate - commercial ..................................          103,892           101,000          110,895           110,459
   Real estate - construction ................................           12,252            12,180           12,394            12,475
   Real estate - mortgage ....................................          225,179           220,304          215,389           222,637
   Personal (net of unearned discount) .......................          164,821           164,864          147,139           150,307
   Lease financing (net of unearned interest) ................            3,533             3,457            2,544             2,588
   Allowance for loan losses .................................          (11,057)             --            (11,168)             --
                                                                      ---------         ---------        ---------         ---------
Total loans ..................................................          636,876           637,569          624,793           643,800
Interest receivable ..........................................            7,061             7,061            6,287             6,287
                                                                      ---------         ---------        ---------         ---------
Total financial assets .......................................        $ 876,291         $ 869,879        $ 875,734         $ 899,257
                                                                      =========         =========        =========         =========
Demand deposits ..............................................        $ 268,389         $ 268,389        $ 258,763         $ 258,763
Savings deposits .............................................          186,674           186,674          195,476           195,476
Time deposits ................................................          346,673           325,576          355,539           359,397
Short-term borrowings ........................................           11,868            11,868            7,551             7,551
Long-term debt ...............................................            1,050             1,026            1,050             1,050
Other interest bearing liabilities ...........................            4,986             4,986            5,064             5,064
Interest payable .............................................            2,361             2,361            3,914             3,914
                                                                      ---------         ---------        ---------         ---------
Total financial liabilities ..................................        $ 822,001         $ 800,880        $ 827,357         $ 831,215
                                                                      =========         =========        =========         =========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3.  Restrictions on cash and due from banks

Omega's banking subsidiaries are required to maintain cash reserve balances with the Federal Reserve Bank. The total required reserve balance as of December 31, 1994, was $4,739,000.

4.  Investment securities (in thousands)

                                                                                        December 31, 1994
                                                                 -----------------------------------------------------------
Securities classified as Held to Maturity                                                              Gross         Gross
                                                                   Amortized    Market     Weighted   Unrealized   Unrealized
Type and maturity                                                     Cost      Value     Avg. Yield     Gains        Losses
- ----------------------------------------------------------------   ----------   ------    ----------   ---------   ----------
U.S. Treasury securities and obligations of other U.S.
  Government agencies and corporations
- ---------------------------------------------------------------
  Within one year .............................................     $ 21,359     $ 21,130     5.38%    $    8      $   (237)
  After one year but within five years ........................       50,600       47,686     5.40          7        (2,921)
  After five years but within ten years .......................        7,777        7,648     7.99         10          (139)
  After ten years .............................................         --           --         --         --           --

Obligations of state and political subdivisions
- ---------------------------------------------------------------
  Within one year .............................................       10,122       10,103     7.91         40           (59)
  After one year but within five years ........................       33,859       33,138     8.56        197          (918)
  After five years but within ten years .......................        3,985        3,741     7.54          4          (248)
  After ten years .............................................        6,822        6,689     8.63         46          (179)

Corporate and other securities
- ---------------------------------------------------------------
  Within one year .............................................        7,257        7,206     7.01         17           (68)
  After one year but within five years ........................       23,420       22,388     5.76         11        (1,043)
  After five years but within ten years .......................        3,311        3,247     5.76         --           (64)
  After ten years .............................................          150          145     4.51          1            (6)

Mortgage backed securities
- ---------------------------------------------------------------
  Within one year .............................................         --           --         --         --            --
  After one year but within five years ........................        8,906        8,417     5.66         --          (489)
  After five years but within ten years .......................        8,831        8,598     5.38          1          (234)
  After ten years .............................................       11,766       10,924     5.41          8          (850)
Investment in low income housing ..............................          313          313     N/M          --            --

Common stock ..................................................        3,734        3,734     N/M          --            --
                                                                     -------     --------     -----   -------       -------
Total .........................................................     $202,212     $195,107     6.44%      $350       $(7,455)
                                                                     =======      =======     =====   =======       =======

                                                                                 December 31, 1994
                                                                 -----------------------------------------------------------
Securities classified as Available for Sale                                                            Gross          Gross
                                                                   Amortized    Market     Weighted   Unrealized   Unrealized
Type and maturity                                                     Cost      Value     Avg. Yield     Gains        Losses
- ----------------------------------------------------------------   ----------   ------    ----------   ---------   ----------
U.S. Treasury securities and obligations of other U.S.
  Government agencies and corporations
- -----------------------------------------------------------------
  Within one year ...............................................    $ 9,004      $ 8,924     5.13%     $  --      $   (80)
  After one year but within five years ..........................     10,310       10,064     6.13         --         (246)
  After five years but within ten years - .......................       --             --       --         --
  After ten years ...............................................       --             --       --         --           --
Obligations of state and political subdivisions
- -----------------------------------------------------------------
  Within one year ...............................................       --             --       --         --           --
  After one year but within five years ..........................          5            5     6.17         --           --
  After five years but within ten years 182 .....................        143                  6.60         --           (39)
  After ten years ...............................................         82           69     6.41         --           (13)
Common stock ....................................................      4,150        6,405      N/M      2,333           (78)
                                                                     -------      -------     -----   -------       -------
Total ...........................................................    $23,733      $25,610     5.68%   $ 2,333       $  (456)
                                                                     =======      =======     =====   =======       =======


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                          December 31, 1993
                                                                     --------------------------------------------------------------
                                                                                                             Gross         Gross
                                                                      Amortized      Market    Weighted   Unrealized     Unrealized
Type and maturity                                                       Cost          Value   Avg. Yield     Gains         Losses
- -----------------------------------------------------------          ----------     -------   ----------   ----------    -----------
U.S. Treasury securities and obligations of other U.S.
  Government agencies and corporations
- -----------------------------------------------------------
  Within one year .........................................            $25,252       $25,496      6.01%       $251            $(7)
  After one year but within five years ....................             62,136        62,231      5.13         435           (340)
  After five years but within ten years ...................              5,091         5,233      7.43         153            (11)
  After ten years .........................................                 --            --       --           --             --

Obligations of state and political subdivisions
- -----------------------------------------------------------
  Within one year .........................................             13,680        13,753      8.53          84            (11)
  After one year but within five years ....................             41,061        41,819      8.45         940           (182)
  After five years but within ten years                                  8,010         7,990      8.33          94           (114)
  After ten years .........................................              6,057         6,163     10.24         157            (51)

Corporate and other securities
- -----------------------------------------------------------
  Within one year .........................................              1,808         1,833      7.56          25             --
  After one year but within five years ....................             27,408        27,505      5.61         224           (127)
  After five years but within ten years 6,521 .............              6,538                    4.68          54            (37)
  After ten years .........................................              1,607         1,629      5.50          22             --

Mortgage backed securities
- -----------------------------------------------------------
  Within one year .........................................                 12            12      6.26          --             --
  After one year but within five years ....................              8,993         8,956      5.60          28            (65)
  After five years but within ten years ...................              8,584         8,660      5.78          89            (13)
  After ten years .........................................             13,870        13,940      5.62         138            (68)
Investment in low income housing ..........................                 95            95       N/M          --             --
Common stock ..............................................              6,565         9,413       N/M       2,884            (36)
                                                                       -------      --------     -----     -------         -------
Total .....................................................           $236,750      $241,266      6.45%   $  5,578       $ (1,062)
                                                                      ========      ========     =====    ========        ========


                                                                                         December 31, 1992
                                                                     --------------------------------------------------------------
                                                                                                             Gross         Gross
                                                                      Amortized      Market    Weighted   Unrealized     Unrealized
Type and maturity                                                       Cost          Value   Avg. Yield     Gains         Losses
- ------------------------------------------------------------        ----------     -------   ----------   ----------    -----------
U.S. Treasury securities and obligations of other U.S.
  Government agencies and corporations
- ------------------------------------------------------------
  Within one year ..........................................          $ 24,965      $ 25,215      6.44%     $  260       $    (10)
  After one year but within five years .....................            49,714        50,489      6.11         836            (61)
  After five years but within ten years ....................             3,446         3,688      9.21         242             --
  After ten years ..........................................                --            --       --          --              --

Obligations of state and political subdivisions
- ------------------------------------------------------------
  Within one year ..........................................            23,615        23,734      7.82         169            (50)
  After one year but within five years .....................            30,126        30,702      8.86         758           (182)
  After five years but within ten years ....................             6,799         6,898      9.23         180            (81)
  After ten years ..........................................             5,786         5,903      9.24         167            (50)

Corporate and other securities
- ------------------------------------------------------------
  Within one year ..........................................             3,754         3,786      9.60          32             --
  After one year but within five years .....................            17,881        17,835      6.29         170           (216)
  After five years but within ten years ....................             3,289         3,320      5.77          45            (14)
  After ten years ..........................................             1,058         1,054      5.90           8            (12)

Mortgage backed securities
- ------------------------------------------------------------
  Within one year ..........................................                --            --       --           --             --
  After one year but within five years .....................             1,020         1,049      6.54          29             --
  After five years but within ten years ....................             5,879         5,983      6.52         120            (16)
  After ten years ..........................................             7,065         7,359      6.99         294             --

Common stock ...............................................             5,679         7,548      N/M        1,916            (47)
                                                                      --------      --------     -----    --------        --------
Total ......................................................          $190,076      $194,563      7.22%   $  5,226       $   (739)
                                                                      ========      ========     =====    ========        ========

N/M = Not meaningful

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Investment yields were computed on a tax equivalent basis (using a 34% tax rate) for obligations of state and political subdivisions. Total weighted average yield does not include the common stock holdings.

Certain obligations of the U.S. Government and state and political subdivisions are pledged to secure public monies as required by law and for other purposes. The carrying value of the pledged assets amounted to $65,500,000, $74,657,000 and $80,606,000 at December 31, 1994, 1993 and 1992, respectively.


                                                    Years Ended December 31,
                                               --------------------------------
                                               1994           1993         1992
                                               ----           ----         ----
Gross proceeds from securities
 transactions ........................      $ 73,405      $ 91,110      $117,200
Securities available for sale:
  Realized gains .....................           810          --            --
  Realized losses ....................          --            --            --
Securities held to maturity:
  Realized gains .....................             8           584         1,987
  Realized losses ....................            34            84           235

5. Loans

Loans outstanding at the end of each year consisted of the following (in thousands):

                                                                                           December 31,
                                                            ------------------------------------------------------------------------
                                                              1994            1993            1992            1991            1990
                                                            --------        --------        --------        --------        --------
Commercial, financial and agricultural .............        $138,267        $147,600        $159,624        $174,880        $167,994
Real estate - commercial ...........................         103,892         110,895          97,519         105,524         105,268
Real estate - construction .........................          12,252          12,394          16,284          17,277           9,315
Real estate - mortgage .............................         225,179         215,389         222,253         162,596         149,824
Personal ...........................................         165,050         147,484         137,750         150,841         151,630
Lease financing ....................................           4,071           2,932           2,677           4,110           1,671
     Total .........................................        $648,711        $636,694        $636,107        $615,228        $585,702



Non-accrual loans at December 31, 1994 and 1993 were $1,596,000 and $1,849,000, respectively, representing .25% and .29% of loans. Interest income not recorded on non-accrual loans in 1994, 1993, and 1992 was $100,000, $165,000 and
$294,000, respectively. Gross interest income that would have been recorded on non-accrual loans had these loans been in a performing status was $158,000 in 1994, of which $58,000 was included in interest income for the year ended December 31, 1994.

6.  Allowance for loan losses

A summary of the transactions in the allowance for loan losses for the last five years follows (in thousands):

                                                                                Years Ended December 31,
                                                            ---------------------------------------------------------------------

                                                            1994            1993            1992           1991            1990
                                                          -------         -------         -------         -------         -------
Balance of allowance - beginning of period .........      $11,168         $11,338         $ 8,100         $ 6,213         $ 5,855
Loans charged off:
  Commercial, financial and agricultural ...........          480             674             927             876           1,299
  Real estate -
     Commercial ....................................            5             148             144             392            --
     Mortgage ......................................          130              62              39             117              11
   Personal ........................................          485             807             815           1,951             671
                                                          -------         -------         -------         -------         -------
        Total charge-offs .........................         1,100           1,691           1,925           3,336           1,981

Recoveries of loans previously charged off:
  Commercial, financial and agricultural ...........          160              73             238              49              25
  Real estate -
     Commercial ....................................           17              21            --               141            --
     Mortgage ......................................           45              19              28             169               1
  Personal .........................................          144             275             263             146             106
                                                          -------         -------         -------         -------         -------
         Total recoveries ..........................          366             388             529             505             132
                                                          -------         -------         -------         -------         -------

Net charge-offs ....................................          734           1,303           1,396           2,831           1,849
Provision for loan losses ..........................          623           1,133           4,634           4,718           2,207
                                                          -------         -------         -------         -------         -------

Balance of allowance - end of period ...............      $11,057         $11,168         $11,338          $8,100          $6,213
                                                          =======         =======         =======         =======         =======
Ratio of net charge-offs during period to
average loans outstanding ..........................         0.12%           0.21%           0.22%           0.47%           0.33%
                                                          =======         =======         =======         =======         =======

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.  Premises and equipment

Premises and equipment consist of the following (in thousands):

                                                                                                       December 31,
                                                                          Estimated           ----------------------------------
                                                                         Useful Life              1994                  1993
                                                                          -----------            ------                ------
Land ............................................................              --                $  2,061              $  2,018
Premises and leasehold improvements .............................          5-50 years              17,540                17,150
Furniture, computer software
  and equipment .................................................          3-20 years              13,504                12,719
Construction in progress ........................................              --                     281                    39
                                                                                                 --------              --------
                                                                                                   33,386                31,926
Less accumulated depreciation ...................................                                 (16,866)              (15,101)
                                                                                                 --------              --------
                                                                                                 $ 16,520              $ 16,825
                                                                                                 ========              ========


Depreciation expense on premises and equipment charged to operations was $1,798,000 in 1994, $1,762,000 in 1993 and $1,722,000 in 1992.

8.  Short-term borrowings

Short-term borrowings consist of the following (in thousands):




                                                                                                       December 31,
                                                                                              ------------------------------------
                                                                                                  1994                  1993
                                                                                                 ------                ------
Notes payable to the U.S. Treasury
  Department, interest payable at
  1/4 to 1% less than the average federal funds rate ...........................                 $ 1,568               $ 2,935
Federal funds purchased from Federal Reserve Bank
   at daily federal funds rate .................................................                     900                     0
Federal funds purchased form correspondent financial
   institutions at daily federal funds rate ....................................                   5,400                 1,670
Federal Home Loan Bank advances,
  interest payable at  daily federal funds rate, except $450 in 1993,
  payable at fixed rate of 4.03% ...............................................                   4,000                 2,946
                                                                                                 -------               -------
                                                                                                 $11,868               $ 7,551
                                                                                                 =======               =======

Omega has lines of credit established with various financial institutions for overnight funding needs. These lines provided a total of $23,000,000 and $21,000,000 in 1994 and 1993, respectively, with interest payable at the daily federal funds rate. There were borrowings of $5,400,000 and $1,670,000 on December 31, 1994 and 1993, respectively, under these credit facilities. Additionally, Omega has a $73,000,000 line of credit with the Federal Home Loan Bank of Pittsburgh for overnight funding needs.

Omega also has a term line of credit with the Federal Home Loan Bank of Pittsburgh with a borrowing capacity of $39,000,000. Long term debt outstanding against this line was $1,050,000 as of December 31, 1994 and 1993 (See Note 9). The Corporation must maintain sufficient qualifying collateral, as defined, to secure all outstanding advances.

9.  Long-term debt

Long-term debt consists of the following (in thousands):

                                                        December 31,
                                                  -----------------------
                                                    1994           1993
                                                  -------         ------
Notes payable to Federal Home Loan Bank,
 with fixed rates payable between 4.10%
and 5.13% ...................................     $1,050          $1,050


The notes payable in the amount of $1,050,000 at December 31, 1994 with the Federal Home Loan Bank has staggered maturities over the next two years as shown below. Omega must maintain sufficient qualifying collateral, as defined, to secure all outstanding advances.

The outstanding long-term debt matures as follows (in thousands):

                    1995 .................  $   350
                    1996 .................      700
                                            -------
                                             $1,050
                                            =======

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


10.  Operating lease obligations

The Corporation has entered into a number of leasing arrangements which are classified as operating leases. The operating leases are for several branch locations, automatic teller machines (ATM), computer equipment and automobiles. The majority of the branch location and ATM leases are renewable at the Corporation's option. In addition, future rental payments on many of the branch and ATM leases are subject to change in relation to fluctuations in the Consumer Price Index. Future minimum lease commitments are based on current rental payments.

The following is a summary of future minimum rental payments for the next five years required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 1994 (in thousands):

        Years ending December 31,
                    1995 ..............................  $  280
                    1996 ..............................     258
                    1997 ..............................     235
                    1998 ..............................     202
                    1999 ..............................     158
                    Later years .......................   1,373
                                                         ------
                    Total minimum payments required ...  $2,506
                                                         ======

Net rental expense charged to operations, net of sublease income, was $44,000, $85,000 and $157,000 in 1994, 1993 and 1992, respectively, which includes short-term cancellable leases.

11.  Income taxes

The components of income tax expense for the three years ended December 31, 1994 were (in thousands):

                                              1994          1993          1992
                                            -------       -------       -------
Current tax expense ..................       $5,123       $ 4,464       $ 4,895
Deferred tax benefit .................         (246)         (224)       (1,350)
Total tax expense ....................      $ 4,877       $ 4,240       $ 3,545


Income tax expense related to realized securities gains was $269,000 in 1994, $170,000 in 1993 and $596,000 in 1992.

The reasons for the differences between the income tax expense and the amount computed by applying the statutory federal income tax rate to pretax earnings are as follows:

                                                  Years Ended December 31,
                                             --------------------------------
                                              1994         1993         1992
                                             -----        -----        -----
Federal tax at statutory rate ...........     34.0%        34.0%        34.0%
Tax exempt income .......................     (6.1)        (7.7)        (9.9)
Alternative minimum tax .................       --           --         (1.5)
Other ...................................     (0.3)        (0.1)         0.3
                                              ----        -----        -----
Effective rate ..........................     27.6%        26.2%        22.9%
                                              ====        =====        =====

Deductible temporary differences and taxable temporary differences gave rise to a net deferred tax asset for Omega as of December 31, 1994 and December 31, 1993. The components giving rise to the net deferred tax assets are detailed below (in thousands):



                                                              December 31,
                                                        -----------------------
                                                          1994            1993
                                                         -------       -------
Deferred Tax Assets
    Loan loss reserve ............................       $ 3,490       $ 3,141
    Deferred compensation ........................           474           409
    Net deferred loan costs and fees .............            89          --
    Employee benefits ............................            19            75
    Other ........................................           151            91
                                                         -------       -------
      Total ......................................         4,223         3,716

Deferred Tax Liabilities
    Depreciation .................................          (356)         (374)
    Unrealized net gains on securities ...........          (649)          --
    Net deferred loan costs and fees .............           --            (27)
    Purchase accounting adjustments ..............          (287)         (310)
    Other ........................................          (414)         (318)
                                                         -------       -------
      Total ......................................        (1,706)       (1,029)

Net deferred tax asset
  included in other assets .......................       $ 2,517       $ 2,687
                                                         =======       =======

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Omega has concluded that the deferred tax assets are realizable (on a more likely than not basis) through the combination of future reversals of existing taxable temporary differences, carryback availability, certain tax planning strategies and through expected future taxable income.

Timing differences in the recognition of revenue and expense for tax and financial reporting purposes resulted in deferred income taxes as follows (in thousands):

                                                        Year ended December 31,
                                                                 1992
                                                               -------
Loan loss provision .......................................  $(1,223)
Net loan origination costs ................................       45
Lease financing ...........................................       70
Security loss provision ...................................      (34)
Fixed asset depreciation ..................................       71
Medical insurance reserve .................................      (85)
Alternative minimum tax ...................................      (79)
Other .....................................................     (115)
                                                             -------
                                                             $(1,350)
                                                             =======


12.  Employee benefit plans

Omega Retirement Plan - Defined Benefit

Omega has a defined benefit retirement plan covering substantially all its employees at Peoples, Russell, Penn Central, Saxton and the parent company. At the merger date (See Note 16), Omega and Penn Central had separate defined benefit plans. During 1994, the plans were merged.

During 1994, management developed a plan to terminate the combined defined benefit plan and transfer the plan's assets and obligations at the settlement date to a defined contribution plan. In anticipation of the execution of management's plan, Omega froze the accrual of benefits under the Omega defined benefit plan effective April 15, 1994. Effective December 31, 1993, the accrual of benefits under the Penn Central plan was frozen. No pension expense or income was recognized in 1994 as a result of this planned termination.

The freezing of benefit accrual reduced the projected benefit obligation under Omega's defined benefit plan. This reduction was offset by a reduction in the fair value of plan assets which occurred as a result of changes in the prevailing interest rate environment. Management expects to complete the termination of the combined defined benefit plan in 1995. In completing the settlement of the defined benefit plan and the transferring of assets and obligations to a defined contribution plan, any shortfall between the then fair value of plan assets and the final settlement amount of plan obligations will be charged against earnings. However, management does not believe the net impact of the termination of Omega's defined benefit plan will have a material effect on Omega's financial position or results of operations.

The merged plan is noncontributory and benefits are based on years of service and lifetime average level of compensation before retirement. The funding policy of Omega is to contribute annually the maximum amount deductible for federal income tax purposes.

Pension expense (income) for 1993 and 1992 included the following components based on an actuarial valuation as of January 1, 1993 and 1992 (in thousands):

                                                               1993         1992
                                                               ----        -----
Service cost - benefits earned during the year .........       $340        $279
Interest cost on projected benefit obligation ..........        515         483
Return on plan assets ..................................       (655)       (762)
Net amortization and deferral ..........................        (94)          6
                                                               ----         ---
                                                               $106          $6
                                                               ====         ===

The funded status of the plan at December 31, 1994 and 1993 is set forth below (in thousands). Plan assets consist primarily of common stock and U.S. government securities; at December 31, 1994 and 1993, investments in common stock of Omega represent 4.7% and 4.0%, respectively, of plan assets.

                                                           1994           1993
                                                         -------        -------
Actuarial present value of
    vested benefit obligation ....................       $ 5,656        $ 6,278
                                                         =======        =======
Accumulated benefit obligation ...................       $ 5,710        $ 6,327
                                                         =======        =======
Projected benefit obligation .....................       $ 5,710        $ 6,537
Plan assets at fair value ........................         7,383          8,840
                                                         -------        -------
Excess of assets over projected
    benefit obligation ...........................         1,673          2,303
Unrecognized net assets at
    January 1, 1994 and 1993 .....................        (2,592)        (2,268)
Unrecognized net 1993 and 1992 gain ..............           887           (135)
                                                         -------        -------
Net pension liability at
   December 31, 1994 and 1993 ....................       $   (32)       $  (100)
                                                         =======        =======

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The discount rate, rate of compensation increase and rate of return on plan asset assumptions used in the determination of the benefit obligations depicted above are as follows:

                                                  1994          1993       1992
                                                 ------        ------      -----
Discount rate ................................    7.5%          7.3%       7.5%
Long-term rate of compensation increase ......    N/A           4.7%       5.0
Long-term rate of return on plan assets ......    N/A           8.0%       8.3


Omega Retirement Plan - Defined Contribution

Omega has a defined contribution plan for Hollidaysburg. Contributions made for this plan were $27,000 in 1994, $310,000 in 1993 and $301,000 in 1992.

Omega Employee Stock Purchase Plan and Omega Stock Option Plan

The activity in options under the stock purchase and stock option plans follow with number of shares and prices adjusted for effect of the 5% stock dividend in 1992:



                                                      Employee                       Employee                      Director
                                                  Stock Purchase Plan            Stock Option Plan            Stock Option Plan
                                                 --------------------            ------------------           ------------------
                                                  Number                         Number                       Number
                                                  of Shares            Price     of Shares      Price         of Shares      Price
                                                  ----------          -------    ---------      ------        ---------      -----
Balance December 31, 1991 ....................        128,009          22.05       120,591       16.07
Exercised 1992 ...............................        (24,224)                      (3,416)
Expired 1992 .................................         (1,765)
Granted in 1992 ..............................         33,501          16.65        31,342       15.00
                                                     --------                      -------
Balance December 31, 1992 ....................        135,521                      148,517
Exercised 1993 ...............................        (62,307)                     (10,853)
Expired 1993 .................................        (15,922)
Granted in 1993 ..............................         33,862          22.05        30,000       18.50
                                                      -------                      -------
Balance December 31, 1993 ....................         91,154                      167,664         --
Exercised 1994 ...............................        (24,391)                     (38,764)
Expired 1994 .................................        (11,419)                      (4,000)
Granted in 1994 ..............................         57,251          22.05        31,500       24.50          2,600       24.50
                                                      -------                      -------                      -----
Balance December 31, 1994 ....................        112,595                      156,400                      2,600
Exercisable as of December 31, 1994 ..........        112,595                      124,900                         --
                                                      =======                      =======                      =====
Available for Grant as of December 31, 1994 ..        512,106                      540,565                     17,400
                                                      =======                      =======                      =====



The Employee Stock Purchase Plan ("Plan") is administered by the Compensation Committee ("Committee") of the Omega Board of Directors ("Board"), consisting of members who are not eligible to receive options under the Plan. The Committee is authorized to grant options to purchase common stock of Omega to all employees of Omega and its subsidiaries who meet certain service requirements. For 27 months following the date of grant, options are exercisable at the lesser of 90% of the fair market value of the shares on the date of grant or 90% of the fair market value on the date of exercise. After 27 months, the options are exercisable at 90% of the fair market value on the exercise date. These options are scheduled to expire through December 31, 1999. The aggregate number of shares which may be issued upon the exercise of options under this plan is 750,000 shares. Options exercised in 1994 ranged in price from $13.50 to $22.50.

The Stock Option Plan ("SOP") is administered by the Committee, whose members are not eligible to receive options under the SOP. The Committee determines, among other things which officers and key employees will receive options, the number of shares to be subject to each option, the option price and the duration of the option. Options are exercisable at the fair market value of the shares at date of grant. These options are scheduled to expire through January 1, 2004. The aggregate number of shares which may be issued upon the exercise of options under this plan is 750,000 shares. Options exercised in 1994 ranged in price from $15.00 to $18.50.

The Non-Employee Director Stock Option Plan ("DSOP") is administered by the Board. Options are granted at the discretion of the Board to non-employee directors of Omega. Options are exercisable at the fair market value of the shares at the date of grant. These options are scheduled to expire through May 1, 2004. The aggregate number of shares which may be issued upon the exercise of options under this plan is 20,000.

Omega Employee Stock Ownership Plan

Omega has an employee stock ownership plan ("ESOP") for the benefit of employees that meet certain age and service requirements. For the years ended December 31, 1994, 1993, and 1992, expenses incurred under this plan were $1,173,000, $527,000 and $443,000, respectively . Of the expense incurred in 1994, the amount attributable to the leveraged ESOP transaction corresponds to the proportion of the number of preferred shares allocated to participants annually. The majority of the funds obtained through these contributions were used to purchase Omega stock or meet debt service on the ESOP debt (see comment below); in 1994, 45,841 shares of Omega common stock were acquired (none from Omega treasury) at a cost of $1,159,000, and $141,000 was applied to debt service. In 1993, 4,725 shares of Omega common stock were acquired (none from Omega treasury) at a cost of $108,000, and $141,000 was applied to debt service. At December 31, 1994 the ESOP holds 203,929 shares of Omega common stock and 219,781 shares of preferred stock. The ESOP is administered by a Board of Trustees and an Administrative Committee appointed by the Board. All of the Trustees are officers, employees, or directors of Omega.

On July 1, 1990, the ESOP entered into a $5,000,000 leveraged transaction for the purpose of acquiring 219,781 shares of convertible preferred stock from the Corporation for $22.75 per share. The original term of the loan was for twenty years and carried a fixed interest rate of 10.65% for the first ten years. Thereafter, the ESOP had the option to take a fixed rate or various variable rate options for the remaining term of the loan. On July 1, 1992, this loan was refinanced at a fixed rate of 8.80%, with all other terms remaining the same. The loan is collateralized by the Corporation's administration center and guarantee.

In order to meet the future annual debt service of $537,000, which includes principal and interest, the ESOP will receive $396,000 in dividends from the preferred stock and the remainder in contributions from the Corporation. In 1994, the debt service required $537,000, of which $405,000 represented interest expense incurred by the ESOP. In 1993, the ESOP paid $537,000 in debt service, of which $416,000 represented interest. Outstanding ESOP debt as of December 31, 1994 was $4,518,000. Scheduled principal repayments on the ESOP debt are as follows:

               1995 ................... $  144,000
               1996 ...................    157,000
               1997 ...................    171,000
               1998 ...................    187,000
               1999 ...................    204,000
               Later years ............  3,655,000

Peoples Executive Supplemental Income Plan

The executive supplemental income benefit plan ("ESI") provides executive life insurance and supplemental retirement benefits for certain officers of Peoples. The present value of the supplemental retirement benefits to be paid under the ESI program is being accrued over the estimated remaining service period of the officers designated to receive these benefits. At December 31, 1994, six officers and former officers were designated to be paid these supplemental retirement benefits. The liability for these future ESI obligations was $886,000 and $789,000 at December 31, 1994 and 1993, respectively. For the years ended December 31, 1994, 1993 and 1992, $128,000, $97,000 and $108,000, respectively, were charged to operations in connection with this program.

Other Post Retirement Employee Benefits

In the past, Omega had provided certain health care and life insurance benefits for its retired employees. Substantially all of the Corporation's employees would have become eligible for these benefits if they continued to work for the Corporation until normal retirement age. The Corporation has recognized these costs by expensing them as paid. These costs were $73,000 in 1992. As a result of a plan change in 1992, Omega no longer provides health care benefits for retired employees, but does continue to provide certain life insurance benefits for retirees. However, there was no material impact from SFAS 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" when it was adopted in 1993.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Financial instruments with off-balance sheet risk and concentrations of credit risk

The Corporation is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, financial guarantees, financial options and interest exchange agreements. These instruments involve, to varying degrees, elements of credit and interest rate risk that are not recognized in the consolidated financial statements.

Exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and financial guarantees written is represented by the contractual notional amount of those instruments. The Corporation uses the same credit policies in making these commitments as it does for on-balance-sheet instruments. The Corporation controls the credit risk of its financial options and interest exchange agreements through credit approvals, limits, and monitoring procedures; however, it does not generally require collateral for such financial instruments since there is no principal credit risk.

The Corporation had outstanding loan origination commitments aggregating $12,264,000 and $10,420,000 at December 31, 1994 and 1993, respectively. In addition, the Corporation had $83,893,000 and $79,885,000 outstanding in unused lines of credit commitments extended to its customers at December 31, 1994 and 1993, respectively.

There were no financial guarantees or options outstanding at December 31, 1994. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained by the Corporation upon extension of credit is based on management's credit evaluation of the counterparty.

Standby letters of credit are instruments issued by the Corporation which guarantee the beneficiary payment by the bank in the event of default by the Corporation's customer in the non-performance of an obligation or service. Most standby letters of credit are extended for one year periods. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation holds collateral supporting those commitments for which collateral is deemed necessary. At December 31, 1994 and 1993, standby letters of credit issued and outstanding amounted to $10,327,000 and $11,196,000, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Omega enters into interest rate swap contracts in managing its interest rate risk associated with its commercial loans whose rates float with the prime rate. Under interest rate swaps, Omega agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount.

At December 31, 1994 and 1993 the Corporation had the following interest swap agreements in place:

                                                       Notional Amount
                                                       (in thousands)
                                            -----------------------------------

               Matures                      Fixed Rate      1994           1993
               -------                      ----------      ----          ------
        5/26/94 .....................         6.10           --           10,000
        11/25/94 ....................         6.92           --           10,000
        10/23/95 ....................         6.75          5,000         10,000
        8/01/96 .....................         8.52         10,000           --

On these agreements the Corporation pays the prime rate and receives the fixed rate. The notional amounts of interest rate swap agreements do not represent amounts exchanged by the parties and, thus, are not a measure of Omega's exposure through this use of derivatives. The amounts exchanged are determined by reference to the notional amounts. Omega is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations, given their high credit ratings. The fair value of these interest rate swap contracts reflects the estimated amounts that Omega would receive or pay to terminate the contracts at the reporting date and are based upon dealer quotes. See Note 2.

As of December 31, 1994, there were no concentrations of credit to any particular industry equalling 10% or more of total outstanding loans. Omega's business activities are geographically concentrated in Central Pennsylvania, within Centre, Blair, Huntingdon, Mifflin, Juniata and Bedford counties. Omega has a diversified loan portfolio; however, a substantial portion of its debtors' ability to honor their obligations is dependent upon the economy in Central Pennsylvania.

14.  Commitments and contingent liabilities

In 1994, the Corporation entered into a six year agreement to obtain data processing services from an outside service bureau. The agreement provides for termination penalties if it is canceled prior to the end of the commitment period by the Corporation.

The Corporation, from time to time, may be a defendant in legal proceedings relating to the conduct of its banking business. Most of such legal proceedings are a normal part of the banking business, and in management's opinion, the financial position and results of operations of the Corporation would not be materially affected by the outcome of such legal proceedings.


15.  Shareholders' equity

Five million shares of preferred stock with a par value of $5.00 per share are authorized for issuance. The Board has the ability to fix the voting, dividend, redemption and other rights of the preferred stock, which can be issued in one or more series.

On July 1, 1990, the Corporation issued 219,781 shares of Class A cumulative convertible preferred stock to Omega's Employee Stock Ownership Plan (ESOP) for $5,000,000. The preferred stock is convertible into Omega's common stock at the current rate of 1.05 common shares for one preferred share in certain events. The preferred stock is restricted to the ESOP and can be redeemed by the Corporation at any time with a decreasing premium over the first ten years. Dividends on the preferred stock are fixed at $1.80 per share per year, and are required to be paid prior to any dividend payments on the common stock. The preferred stock has preference in liquidation over the common stock in the amount of $22.75 per share, plus all dividend arrearages, prior to payments to common shareholders. Full voting rights are held by the preferred stock owner.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.  Merger and pending acquisition

On January 28, 1994, Omega consummated a merger with Penn Central Bancorp, Inc. Penn Central Bancorp was a bank holding company that owned Hollidaysburg Trust Co., with headquarters in Hollidaysburg, PA; Penn Central National Bank, with headquarters in Huntingdon, PA; First National Bank of Saxton, with headquarters in Saxton, PA, and investment and credit life subsidiaries. The banks continue to operate under their charters with the investment and credit life subsidiaries having been merged into Omega's investment and credit life subsidiaries, respectively, in 1994. Pursuant to the agreement, Penn Central Bancorp was merged with and into Omega and each of the 1,615,740 outstanding shares of Penn Central Bancorp, Inc. common stock was converted into 1.63 shares of Omega Financial Corporation's $5.00 par value common stock. As a result, 2,633,203 shares were issued to the former shareholders of Penn Central.

The merger transaction was accounted for on a pooling-of-interests basis, and accordingly, the consolidated financial statements include the accounts of Penn Central for all periods presented. The following schedule sets forth (for the periods prior to the merger) selected items for Omega and Penn Central (in thousands, except per share data).

                                                  Year ended December 31, 1993
                                                  ------------------------------
                                                              Penn
                                                Omega       Central    Restated
                                               -------      -------    --------
Net interest income .....................      $23,717      $17,095      $40,614
Non-interest income .....................        4,429        3,184        7,590
Total income ............................       28,146       20,279       48,204
Net income before cumulative
    effect of change in accounting
    principle ...........................        6,997        5,015       11,932
Cumulative effect of change in
    accounting principle.................          400          347          747
                                               -------      -------    --------
Net income ..............................      $ 7,397      $ 5,362      $12,679

Net income per share:
   Primary ..............................      $  2.05                   $  2.07
   Fully diluted ........................      $  1.95                   $  2.02

                                                  Year ended December 31, 1992
                                                  ------------------------------
                                                              Penn
                                                Omega       Central    Restated
                                               -------      -------    --------
Net interest income .....................      $24,101      $16,312      $40,268
Non-interest income .....................        3,573        5,421        9,053
Total income ............................       27,674       21,733       49,321
Net income ..............................      $ 6,869      $ 5,115      $11,907

Net income per share:
   Primary ..............................      $  1.96                   $  1.98
   Fully diluted ........................      $  1.86                   $  1.92

The following schedule depicts the details of the results of operations of the previously separate corporations for the period during 1994 before the combination was consummated, and is included in the current combined net income.

                                                        (in thousands)
                                                 Period ended January 28, 1994
                                               ---------------------------------
                                                              Penn
                                                Omega       Central    Restated
                                               -------      -------    --------
Net interest income .....................       $2,039       $1,543       $3,574
Non-interest income .....................          276          286          571
Total income ............................        2,315        1,829        4,145
Net income ..............................       $  556       $  570       $1,126

On January 11, 1995, Omega entered into an Agreement and Plan of Reorganization with Montour Bank ("Montour"), a bank incorporated under the Pennsylvania Banking Code of 1965. This merger is subject to approval of the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation and the Department of Banking of the Commonwealth of Pennsylvania, as well as the stockholders of Montour.

The transaction is expected to be accounted for under the purchase method. For each share of Montour, stockholders will receive, at their election and subject to certain adjustments, one-half share of Omega common stock or $12.00 in cash, or a combination of stock and cash, with not more than 49% nor less than 40% of the total outstanding shares being converted to cash. Warrant holders will receive $2.00 per warrant. Based on the last sale price of Omega's common stock in 1994, the approximate value of the consideration to be issued to Montour shareholders upon the consummation of the merger is $5.5 million in the aggregate. Montour's assets at December 31, 1994 were approximately $41 million.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


17.  Related-party transactions

Omega's banks have granted loans to certain officers and directors of Omega and its subsidiaries and to their associates. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons, and in the opinion of management, do not involve more than normal risk of collection. The aggregate dollar amount of these loans was $13,428,000 and $17,843,000 at December 31, 1994 and 1993, respectively. During 1994, $1,258,000 of new loans were made and repayments totaled $5,673,000. None of these loans were past due, in non-accrual status or restructured at December 31, 1994.

18.  Omega Financial Corporation (Parent Company Only)

Financial information (in thousands):



                            CONDENSED BALANCE SHEETS
                                  (Unaudited)

                                                                 December 31,
                                                         ----------------------
                                                            1994          1993
                                                         ---------      --------
ASSETS
     Cash ..........................................      $  2,356      $  2,283
     Investment in bank subsidiaries ...............       100,937        92,424
     Investment in non-bank subsidiaries ...........         6,786         5,500
     Premises and equipment, net ...................         6,683         6,866
     Other assets ..................................         1,695         1,134
                                                          --------      --------
TOTAL ASSETS .......................................      $118,457      $108,207
                                                          ========      ========
LIABILITIES
     Accounts payable and other liabilities ........      $    830      $  1,246
     ESOP debt .....................................         4,518         4,649
                                                          --------      --------
TOTAL LIABILITIES ..................................         5,348         5,895
SHAREHOLDERS' EQUITY ...............................       113,109       102,312
                                                          --------      --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .........      $118,457      $108,207
                                                          ========      ========


                         CONDENSED STATEMENTS OF INCOME
                                  (Unaudited)

                                                       Years ended December 31,
                                                  -----------------------------
                                                   1994       1993        1992
                                                 --------   --------    --------
INCOME:
     Dividends from:
          Bank subsidiaries ..................   $  4,252   $  5,143    $  4,210
          Non-bank subsidiaries ..............      1,061         --          --
     Management fees from subsidiaries .......      6,693      4,981       4,862
                                                  -------   --------    --------
TOTAL INCOME .................................     12,006     10,124       9,072
EXPENSE:
     Interest expense ........................         --         25         155
     Other ...................................      6,693      5,471       4,964
                                                  -------   --------    --------
TOTAL EXPENSE ................................      6,693      5,496       5,119
                                                  -------   --------    --------
INCOME BEFORE INCOME TAXES AND EQUITY
  IN UNDISTRIBUTED NET INCOME OF SUBSIDIARIES       5,313      4,628       3,953
Income tax benefit                                    (19)       (68)       (97)
                                                  -------   --------    --------
                                                    5,332      4,696       4,050
Equity in undistributed net income of
subsidiaries .................................      7,453      8,215       7,857
                                                  -------   --------    --------
Income before cumulative change in accounting
 principle ...................................     12,785     12,911      11,907
Cumulative effect of change in accounting
principle ....................................         --       (232)         --
                                                  -------   --------    --------
NET INCOME ...................................   $ 12,785   $ 12,679    $ 11,907
                                                  =======   ========    ========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                       CONDENSED STATEMENTS OF CASH FLOWS
                                 (Unaudited)

                                                                                                         Years ended December 31,
                                                                                            ----------------------------------------
                                                                                                 1994           1993           1992
                                                                                            ---------      ---------       ---------
Cash flows from operating activities:
  Net income ..........................................................................      $ 12,785       $ 12,679       $ 11,907
  Adjustments to reconcile net income to net cash
          provided by operating activities:
    Depreciation ......................................................................           615            564            498
    Effect of change in accounting principle - ........................................           232           --
    Decrease (increase) in tax receivable .............................................            13           (125)          --
    (Increase) decrease in interest and other receivable ..............................          (574)          (166)             2
    Decrease in interest payable - paid $0 : 1994, $25 : 1993; $155 : 1992 ............          --             --             --
    Increase (decrease) in taxes payable -
            paid $5,108 : 1994; $3,470 : 1993; $2,477 : 1992 ..........................          (177)            29           (108)
    Increase (decrease) in accounts payable and accrued expenses ......................          (269)          (184)            41
    Undistributed earnings of subsidiaries ............................................        (8,575)        (8,295)        (7,934)
                                                                                             --------        -------        -------
      Total adjustments ...............................................................        (8,967)        (7,945)        (7,501)
                                                                                             --------        -------        -------
Net cash provided by operating activities .............................................         3,818          4,734          4,406
Cash flows from investing activities:
  Capital expenditures ................................................................          (432)          (463)          (328)
                                                                                             --------        -------        -------
Net cash used in investing activites ..................................................          (432)          (463)          (328)
Cash flows from financing activities:
  Principal payment on long-term debt .................................................          --           (1,400)          (516)
  Net change in other interest bearing liabilities ....................................            30           --             --
  Dividends paid ......................................................................        (4,334)        (3,926)        (3,426)
  Tax benefit from preferred stock dividend paid to ESOP ..............................           139            241            135
  Issuance of common stock ............................................................           814          1,199             99
  Issuance, acquisition and sale of treasury stock, net ...............................            38           --              252
                                                                                             --------        -------        -------
Net cash provided by (used in) financing activities ...................................        (3,313)        (3,886)        (3,456)
Net increase in cash and due from banks ...............................................      $     73       $    385       $    622
                                                                                             ========       ========       ========
Cash and due from banks at beginning of period ........................................      $  2,283       $  1,898       $  1,276
Cash and due from banks at end of period ..............................................         2,356          2,283          1,898
                                                                                             --------        -------        -------
Net increase in cash and due from banks ...............................................      $     73       $    385       $    622
                                                                                             ========       ========       ========

Regulatory matters

Certain restrictions exist regarding the ability of Omega's banking subsidiaries to transfer funds to Omega in the form of cash dividends, loans and advances. The approval of the Comptroller of the Currency is required to pay dividends in excess of earnings retained in the current year plus retained net profits for the preceding two years. At December 31, 1994, the total dividends which could be paid to Omega without permission from the Comptroller of the Currency was $28,623,000.

Under Federal Reserve restrictions, the banking subsidiaries are limited to the amount they may loan to their affiliates, including Omega. At December 31, 1994, Omega's banks had an aggregate lending limit to affiliates of $10,039,000 and no amount was outstanding with Omega.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.  Calculation of earnings per share

The following table shows the calculation of earnings per share for the years ended December 31, 1994, 1993 and 1992.

                                                                                          (in thousands, except per share data)
                                                                                ---------------------------------------------------
                                                                                   1994                 1993                 1992
                                                                                ---------            ---------             --------
Primary earnings per share
- --------------------------
Net income before effect of accounting change .......................            $ 12,785             $ 11,932             $ 11,907
Dividend requirements for preferred stock,
  net of tax benefits ...............................................                (285)                (278)                (261)
                                                                                 --------             --------             --------
Net earnings applicable to common stock
  before effect of accounting change ................................              12,500               11,654               11,646
Effect of accounting change .........................................                --                    747                 --
                                                                                 --------             --------             --------
Net earnings applicable to common stock
  after effect of accounting change .................................            $ 12,500             $ 12,041             $ 11,646
                                                                                 ========             ========             ========
Shares and equivalents outstanding:
Weighted average number of common
  shares outstanding ................................................               5,957                5,905                5,842
Common stock equivalents - options ..................................                  58                   72                   34
                                                                                 --------             --------             --------
Weighted average of common shares
  outstanding and equivalents .......................................               6,015                5,977                5,876
                                                                                 ========             ========             ========
Primary earnings per common share
  before effect of accounting change ................................            $   2.08             $   1.95             $   1.98
Primary earnings per common share
  applicable to effect of accounting change .........................                --                    .12                 --
                                                                                 --------             --------             --------
Primary earnings per common share
  after effect of accounting change .................................            $   2.08             $   2.07             $   1.98
                                                                                 ========             ========             ========
Fully diluted earnings per share
- --------------------------------
Net income before effect of accounting change .......................            $ 12,785             $ 11,932             $ 11,907
Additional cash contribution required to service
  debt on assumed conversion of preferred
  stock (tax effected) ..............................................                (184)                (171)                (185)
Tax benefit on common stock dividends ...............................                --                   --                     39
                                                                                 --------             --------             --------
Net earnings applicable to common stock
  before effect of accounting change    .............................              12,601               11,761               11,761
Effect of accounting change .........................................                --                    747                 --
                                                                                 --------             --------             --------
Net earnings applicable to common stock
  after effect of accounting change .................................            $ 12,601             $ 12,508             $ 11,761
                                                                                 ========             ========             ========
Shares and equivalents outstanding:
Weighted average number of common
  shares outstanding ................................................               5,957                5,905                5,842
Common stock equivalents - options ..................................                  59                   76                   48
Assumed conversion of preferred stock
  outstanding and equivalents .......................................                 230                  230                  230
                                                                                 --------             --------             --------
Weighted average of common shares
  outstanding and equivalents .......................................               6,246                6,211                6,120
                                                                                 ========             ========             ========
Fully diluted earnings per common share
  before effect of accounting change ................................            $   2.02             $   1.89             $   1.92
Fully diluted earnings per common share
  applicable to effect of accounting change .........................                --                    .12                 --
                                                                                 --------             --------             --------
Fully diluted earnings per common share
  after effect of accounting change .................................            $   2.02             $   2.01             $   1.92
                                                                                 ========             ========             ========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.  Quarterly results of operations (unaudited)

The unaudited quarterly results of operations for the years ended December 31, 1994 and 1993 follow (in thousands, except per share data):

                                                                                         1994 Quarter ended
                                                                   -----------------------------------------------------------------
                                                                   March 31           June 30         September 30       December 31
                                                                   --------           -------         ------------       -----------
Total interest income ..................................           $15,875            $16,049            $16,500            $16,666
Net interest income ....................................            10,077             10,256             10,574             10,536
Provision for loan losses ..............................               262                137                 75                149
Income before income taxes .............................             4,120              4,318              4,930              4,294
Applicable income taxes ................................             1,089              1,149              1,336              1,303
Net income .............................................             3,031              3,169              3,594              2,991
Primary earnings per share .............................           $   .49            $   .52            $   .58            $   .49
Fully diluted earnings per share .......................               .48                .50                .57                .47

                                                                                         1993 Quarter ended
                                                                   -----------------------------------------------------------------
                                                                  March 31           June 30         September 30       December 31
                                                                  --------           -------         ------------       -----------
Total interest income ..................................           $16,867            $16,689            $16,625            $16,560
Net interest income ....................................            10,102             10,115             10,156             10,241
Provision for loan losses ..............................               486                312                228                107
Income before income taxes .............................             3,875              4,394              4,282              3,621
Applicable income taxes ................................               962              1,173                981              1,124
Net income .............................................             3,660              3,221              3,301              2,497
Primary earnings per share .............................           $   .61            $   .53            $   .54            $   .39
Fully diluted earnings per share .......................               .59                .51                .52                .39



Results for the quarter ending March 31, 1993 include the cumulative effect of a change in accounting principle which added $747,000 to net income, and $.12 to primary and fully diluted earnings per share.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Omega Financial Corporation:

We have audited the accompanying consolidated balance sheets of Omega Financial Corporation (a Pennsylvania corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1993 and 1992 financial statements of Penn Central Bancorp, Inc., which was acquired during 1994 in a transaction accounted for as a pooling of interests, as discussed in Note 16. Such statements are included in the consolidated financial statements of Omega Financial Corporation and reflect total assets and total revenues of 45 percent and 44 percent, respectively, in 1993 and total revenues of 43 percent in 1992 of the related consolidated totals. These statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to amounts included in 1993 and 1992 for Penn Central Bancorp, Inc., is based solely upon the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Omega Financial Corporation and subsidiaries as of December 31, 1994 and 1993 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

As explained in Note 1 to the consolidated financial statements, effective January 1, 1993, the Corporation changed its method of accounting for income taxes.

Lancaster, Pa.
January 20, 1995